June 9, 2021
8 a.m. Central Time
Virtual Annual Meeting of Shareholders

2021
PROXY STATEMENT
Notice of Annual Meeting







CATERPILLAR®

"Caterpillar's Values in Action are the principles that guide our business conduct each day. Our Values underpin the ways we help our customers build a better world."

D. James Umpleby III
Chairman and Chief Executive Officer

OUR VALUES
IN ACTION

Integrity
The Power of Honesty
Integrity is the foundation of all we do.

Excellence
The Power of Quality
We set and achieve ambitious goals.

Teamwork
The Power of Working Together
We help each other succeed.

Commitment
The Power of Responsibility
We embrace our responsibilities.

Sustainability
The Power of Endurance
We are committed to building a better world.

TABLE OF CONTENTS

We are sending you these proxy materials in connection with Caterpillar's solicitation of proxies, on behalf of its Board of Directors, for the 2021 Annual Meeting of Shareholders (Annual Meeting). Distribution of these materials is scheduled to begin on April 30, 2021. Please submit your vote or proxy by telephone, mobile device, internet, or, if you received your materials by mail, you can complete and return your proxy or voting instruction form by mail.

LETTER TO SHAREHOLDERS — **5**

PROXY SUMMARY — **6**
Annual Meeting of Shareholders — 6
Shareholder Voting Matters — 6
Our Director Nominees — 7
Governance Highlights — 8
2020 Performance Highlights — 8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS — **9**

DIRECTORS & GOVERNANCE — **10**
PROPOSAL 1 Election of Directors — 10
Overview of our Board — 10
Board Attendance - 2020 — 10
Board Evolution Since 2016 — 11
Diversity of Skills and Expertise — 11
Director Continuous Education and Development — 12
Board's Role in Risk Oversight — 12
Director Nominations and Evaluations — 12
Director Candidate Biographies and Qualifications — 14
Director Compensation — 18
Board Election and Leadership Structure — 19
Duties and Responsibilities of Presiding Director — 20
Corporate Governance Guidelines and Code of Conduct — 20
Board Evaluation Process — 20
Board Committees — 20
Director Independence Determinations — 22
Communication with the Board — 22
Investor Outreach — 22
Political Contributions and Lobbying — 23
Related Party Transactions — 23

AUDIT — **24**
PROPOSAL 2 Ratification of our Independent Registered Public Accounting Firm — 24
Audit Fees and Approval Process — 24
Independent Registered Public Accounting Firm Fee Information — 25
Anonymous Reporting of Accounting and Other Concerns — 25
Audit Committee Report — 25

COMPENSATION — **27**
PROPOSAL 3 Advisory Vote to Approve Executive Compensation — 27

COMPENSATION DISCUSSION & ANALYSIS — **28**
Executive Summary — 28
Compensation Discussion & Analysis — 32
2020 Summary Compensation Table — 39
2020 All Other Compensation Table — 40
Grants of Plan-Based Awards in 2020 — 41
Outstanding Equity Awards at 2020 Fiscal Year End — 42
2020 Option Exercises and Stock Vested — 43
2020 Pension Benefits — 43
2020 Nonqualified Deferred Compensation — 44
Potential Payments Upon Termination or Change in Control — 45
CEO Pay Ratio — 47

SHAREHOLDER PROPOSALS — **48**
PROPOSAL 4 – Shareholder Proposal – Report on Climate Policy — 48
PROPOSAL 5 – Shareholder Proposal – Report on Diversity and Inclusion — 50
PROPOSAL 6 – Shareholder Proposal – Transition to a Public Benefit Corporation — 52
PROPOSAL 7 – Shareholder Proposal – Shareholder Action by Written Consent — 55

OTHER IMPORTANT INFORMATION — **58**
Matters Raised at the Annual Meeting Not Included in this Statement — 58
Shareholder Proposals and Director Nominations for the 2022 Annual Meeting — 58
Persons Owning More Than Five Percent of Caterpillar Common Stock — 58
Security Ownership of Executive Officers and Directors — 59
Delinquent Section 16(a) Reports — 59
Access to Form 10-K — 60
Non-GAAP Financial Measures — 60
Frequently Asked Questions Regarding Meeting Attendance and Voting — 62



DEAR FELLOW SHAREHOLDERS,



D. JAMES UMPLEBY III
Chairman and Chief Executive Officer

"AS WE CONTINUE TO EXECUTE OUR STRATEGY FOR LONG-TERM PROFITABLE GROWTH, WE ALSO FOCUS ON WINNING THE RIGHT WAY FOR OUR CUSTOMERS, OUR EMPLOYEES AND OUR COMMUNITIES AROUND THE WORLD."

On behalf of the Board of Directors and our entire company, I cordially invite you to attend the Annual Meeting of Shareholders on June 9, 2021, at 8 a.m. Central Time. This year's meeting will be virtual to adhere to the recommendations of public health officials during the COVID-19 pandemic. The virtual format will once again allow shareholders to participate in the meeting while ensuring everyone's health and safety.

In addition to receiving an update on the company's performance, you will have the opportunity to vote on several items related to our business. Please refer to page 62 for information on how to participate in this year's shareholder meeting.

We encourage you to review this proxy statement to learn more about your board of directors, our governance practices, compensation programs and philosophy, and other key items. Your vote is important. Please vote your shares by virtually attending the annual meeting, by voting online separately, via your mobile phone, by telephone, or by mail.

I would like to recognize two retiring directors, Juan Gallardo and Bill Osborn. Juan has served as a director since 1998 and Bill has been a director since 2000. The board of directors extends our sincere appreciation for their exemplary service.

We also welcome our newest board members. Gerald Johnson, executive vice president of Global Manufacturing at General Motors, joined the board March 1, 2021. David MacLennan, board chair and chief executive officer of Cargill, was elected to the board on April 14, 2021.

Thank you for your ongoing investment in and support of Caterpillar as we continue to execute our enterprise strategy for long-term profitable growth and shareholder value.

Sincerely,

Jim

D. James Umpleby III
Chairman and Chief Executive Officer

PROXY SUMMARY

This summary does not contain all of the information you should consider when casting your vote. You should read the complete proxy statement before voting.

ANNUAL MEETING OF SHAREHOLDERS



TIME & DATE

8:00 a.m. Central Time
June 9, 2021



PLACE

Virtual Meeting
www.meetingcenter.io/226744779
Password: CAT2021



RECORD DATE

The close of business
on April 12, 2021



ADMISSION

To attend and to register for the Virtual Meeting, please follow instructions on page 62

SHAREHOLDER VOTING MATTERS

Proposal	Board's Voting Recommendation	Page Reference
1 Election of 11 Directors Named in this Proxy Statement	**FOR Each Nominee**	**10**
2 Ratification of our Independent Registered Public Accounting Firm	**FOR**	**24**
3 Advisory Vote to Approve Executive Compensation	**FOR**	**27**
4 Shareholder Proposal - Report on Climate Policy	**AGAINST**	**48**
5 Shareholder Proposal - Report on Diversity & Inclusion	**AGAINST**	**50**
6 Shareholder Proposal - Transition to a Public Benefit Company	**AGAINST**	**52**
7 Shareholder Proposal - Shareholder Action by Written Consent	**AGAINST**	**55**

OUR DIRECTOR NOMINEES

Nominee and Principal Occupation	Independent	Age	Director Since	Other Public Company Boards	Caterpillar Committees		
					AC	CHRC	PPGC
Kelly A. Ayotte *Former U.S. Senator representing New Hampshire*	Yes	52	2017	The Blackstone Group Inc. Boston Properties, Inc. News Corporation			●
David L. Calhoun *Presiding Director of Caterpillar Inc. President and CEO of The Boeing Company*	Yes	63	2011	The Boeing Company			●
Daniel M. Dickinson *Managing Partner of HCI Equity Partners*	Yes	59	2006	None	●		
Gerald Johnson *Executive Vice President, Global Manufacturing of General Motors Company*	Yes	58	2021	None			●
David W. MacLennan *Board Chair and CEO of Cargill, Inc.*	Yes	61	2021	Ecolab Inc.	●		
Debra L. Reed-Klages *Former Chairman and CEO of Sempra Energy*	Yes	64	2015	Chevron Corporation Lockheed Martin Corporation		●	
Edward B. Rust, Jr. *Former Chairman and CEO of State Farm Mutual Automobile Insurance Company*	Yes	70	2003	Helmerich & Payne, Inc. S&P Global Inc.	●		
Susan C. Schwab *Professor Emerita at the University of Maryland School of Public Policy and Strategic Advisor for Mayer Brown LLP; former United States Trade Representative*	Yes	66	2009	FedEx Corporation Marriott International, Inc.			●
D. James Umpleby III *Chairman and CEO of Caterpillar Inc.*	No	63	2017	Chevron Corporation			
Miles D. White *Executive Chairman of the Board, Abbott Laboratories*	Yes	66	2011	Abbott Laboratories McDonald's Corporation		●	
Rayford Wilkins, Jr. *Former CEO of Diversified Businesses at AT&T Inc.*	Yes	69	2017	Morgan Stanley Valero Energy Corporation		●	

AC: Audit Committee   **CHRC:** Compensation and Human Resources Committee   **PPGC:** Public Policy and Governance Committee

 Chair    Member

GOVERNANCE HIGHLIGHTS

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens Board and management accountability and builds trust in the Company and its brand. Our governance framework includes, but is not limited to, the following highlights:

Board and Governance Information		Board and Governance Information	
Size of Board	11	Code of Conduct for Directors, Officers and Employees	Yes
Number of Independent Directors	10	Supermajority Voting Threshold for Mergers	No
Average Age of Directors	63	Proxy Access	Yes
Average Director Tenure (in years)	8	Shareholder Action by Written Consent	No
Annual Election of Directors	Yes	Shareholder Ability to Call Special Meetings	Yes
Mandatory Retirement Age	74	Poison Pill	No
Gender and Diversity	45%	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Majority Voting in Director Elections	Yes	Anti-Hedging and Pledging Policies	Yes
Independent Presiding Director	Yes	Clawback Policy	Yes

2020 PERFORMANCE HIGHLIGHTS

 OPERATING PROFIT MARGIN	 PROFIT PER SHARE	 STRONG BALANCE SHEET
10.9%	**$5.46**	**$3.4** billion
Delivered operating margin of 10.9% and adjusted operating margin of 11.8%*, which was within our 2019 Investor Day target range.	Profit per share was $5.46 in 2020, down from $10.74 in 2019. Adjusted profit per share** was $6.56 in 2020, compared with $11.40 in 2019.	Returned $3.4 billion to Shareholders through dividends and repurchases. The enterprise cash balance at the end of 2020 was $9.4 billion.

* Adjusted operating margin is a non-GAAP measure and a reconciliation to the most directly comparable GAAP measure is included on page 60.

**Adjusted Profit Per Share is a non-GAAP measure and a reconciliation to the most directly comparable GAAP measure is included on page 60.



510 Lake Cook Road, Suite 100
Deerfield, IL 60015
Phone (224) 551-4160
www.caterpillar.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

In light of the COVID-19 pandemic, the Board of Directors, after careful consideration, has decided to hold this year's Annual Meeting exclusively online. If you plan to participate in the virtual meeting, please see the information below as well as the attendance and registration instructions on page 62. There will be no physical location for the Annual Meeting this year.

MEETING INFORMATION

JUNE 9, 2021

8:00 a.m. Central Time

Website: www.meetingcenter.io/226744779

Password: CAT2021

MEETING AGENDA

1. **Elect** 11 director nominees named in this Proxy Statement
2. **Ratify** our independent registered public accounting firm for 2021
3. **Approve**, by non-binding vote, executive compensation
4. **Vote** on shareholder proposals
5. **Address any other business** that properly comes before the meeting

RECORD DATE

April 12, 2021

By Order of the Board of Directors

Nicole M. Puza

Nicole M. Puza
Corporate Secretary
April 30, 2021

PLEASE VOTE YOUR SHARES:

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:



BY INTERNET
vote online at
www.caterpillar.com/proxymaterials



BY MOBILE DEVICE
scan this QR code to vote with
your mobile device



BY TELEPHONE
call the number included on
your proxy card or notice



BY MAIL
mail your signed proxy or voting
instruction form

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder meeting to be held on June 9, 2021.

A link to the list of shareholders of record will be made available to shareholders during the meeting at *www.meetingcenter.io/226744779*. This Notice of Annual Meeting and Proxy Statement and the 2020 Annual Report on Form 10-K are available at *www.investorvote/CAT*.

DIRECTORS & GOVERNANCE

PROPOSAL 1 – ELECTION OF DIRECTORS

PROPOSAL SNAPSHOT

What am I voting on?
Shareholders are being asked to elect the 11 director nominees named in this Proxy Statement for a one-year term.

Board Voting Recommendation:

✓ **FOR** the election of each of the Board's director nominees.

OVERVIEW OF OUR BOARD

GENDER AND DIVERSITY



WOMEN

DIVERSITY*

* In addition to gender, which is identified separately in the graphic, diversity is the representation of ethnic, geographic, cultural and other perspectives.

DIRECTOR AGE



50-55 YEARS

56-60 YEARS

66+ YEARS

61-65 YEARS

82% OF DIRECTORS ARE SEVEN OR MORE YEARS FROM MANDATORY RETIREMENT AGE 74

DIRECTOR TENURE



10+ YEARS

0-5 YEARS

6-9 YEARS

BOARD ATTENDANCE - 2020

	NUMBER OF MEETINGS HELD	AYOTTE	CALHOUN	DICKINSON	GALLARDO	OSBORN	REED-KLAGES	RUST	SCHWAB	UMPLEBY	WHITE	WILKINS
Board	7	7	6	7	7	7	7	7	6	7	7	7
Audit	11		11		11			11				
Compensation & Human Resources	5					5					5	5
Public Policy & Governance	7	7	6		7			1**	6			

97%

Attendance for incumbent directors for 2020*

* Attendance was less than 100% due to non-attendance at a special meeting to consider two tenders of resignation, as required by Caterpillar's Values in Action to avoid even the appearance of a conflict of interest.

** The Board of Directors approved certain committee membership changes effective January 26. 2020. As part of those changes, Mr. Rust left the Public Policy & Governance Committee and joined the Audit Committee. Mr. Rust attended all of his former and newly assigned committee meetings held in 2020.

The Board's policy is to encourage and expect that all directors attend each Annual Meeting of Shareholders. All then-serving directors attended the 2020 Annual Meeting. The independent directors generally meet in executive session as part of each regularly scheduled Board meeting. The Board's independent Presiding Director, David L. Calhoun, presided over the Board's executive sessions in 2020.

BOARD EVOLUTION SINCE 2016

- Five new directors elected
- Rotation of Board committee chairs
- Presiding Director elected
- Expanded qualifications and diversity represented on Board

DIVERSITY OF SKILLS AND EXPERTISE

Our Board nominees offer a diverse range of skills and experience in relevant areas.

SUMMARY OF INDIVIDUAL DIRECTOR SKILLS, CORE COMPETENCIES AND ATTRIBUTES

	AYOTTE	CALHOUN	DICKINSON	JOHNSON	MACLELLAN	REED-KLAGES	RUST	SCHWAB	UMPLEBY	WHITE	WILKINS	
Caterpillar Board Tenure (Years)	4	10	15	0	0	6	18	12	4	10	4	**8 years** Average Tenure
Board of Directors Experience (other Boards)	●	●	●		●	●	●	●	●	●	●	**91%**
Audit Committee Financial Expert		●	●		●	●	●		●	●	●	**100% of AC Members**
CEO / Leadership	●	●	●	●	●	●	●	●	●	●	●	**100%**
Business Development and Strategy		●	●	●	●	●	●	●	●	●	●	**91%**
Government / Regulatory Affairs	●	●			●	●	●		●	●	●	**73%**
Customer and Product Support Services		●	●	●		●	●		●	●	●	**73%**
Finance & Accounting		●	●		●	●	●		●	●	●	**73%**
Risk Management		●	●		●	●	●	●	●	●	●	**82%**
Technology	●	●		●	●	●	●		●	●	●	**82%**
Global Experience	●	●	●	●	●	●		●	●	●	●	**91%**
Manufacturing / Logistics		●	●	●	●				●	●		**55%**
Gender and/or Diversity	●			●		●		●			●	**45%**
Age	52	63	59	58	61	64	70	66	63	66	69	**63 years** Average Age

DIRECTOR CONTINUOUS EDUCATION AND DEVELOPMENT

The Company places a high importance on the continuous development of its Board. Directors have opportunities for ongoing education and development through participation in meetings, subscriptions to relevant publications and attendance at activities and professional development training offered by associations such as the National Association of Corporate Directors and Lead Director Network. Directors receive specialized presentations from experts in the Company's various businesses in the course of their service. Since the last annual shareholder meeting, these presentations have included updates on the COVID-19 pandemic, including the health and safety of our employees; digital strategy, including connected assets; parts logistics and distribution; enterprise component strategy and integrated aftermarket strategy; rental; remanufacturing; expanded offerings; competitive positioning and new technology; customer support; regular updates concerning the operations of certain businesses within our operating segments; Lean manufacturing; talent management; cybersecurity; and the Cat® dealer network. These opportunities allow directors to be well informed and to expand their knowledge of trends and issues relevant to their role. Directors are also given development and education opportunities through speaking or meeting directly with members of management and other employees, Company dealers and customers to better understand the Company's operations and business and also through attending industry trade shows such as CONEXPO.

BOARD'S ROLE IN RISK OVERSIGHT

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure compliance committee meetings, a code of conduct that applies to all employees, executives and directors, quality standards and processes, an ethics and compliance program and comprehensive internal audit processes. The Board's risk oversight role also includes the selection and oversight of the independent auditors. The Board implements its risk oversight function both as a Board and through delegation to Board committees, which meet regularly and report back to the Board. The Board has delegated the oversight of specific risks to Board committees that align with their functional responsibilities.

The Audit Committee (AC) assists the Board in overseeing the enterprise risk management program and evaluates and monitors risks related to the Company's financial reporting requirements, system of internal controls, the internal audit program, the independent auditor, the compliance program and the information security program. The AC assesses cybersecurity and information technology risks and the controls implemented to monitor and mitigate these risks. The Chief Information Officer attends all bimonthly AC meetings and provides cybersecurity updates to the AC and Board. The Compensation and Human Resources Committee (CHRC) monitors and assesses risks associated with the Company's employment and compensation policies and practices. The Public Policy and Governance Committee (PPGC) oversees various governance matters and risks related to public policy and environmental, health and safety activities, including climate and sustainability, that affect the Company.

DIRECTOR NOMINATIONS AND EVALUATIONS
PROCESS FOR NOMINATING AND EVALUATING DIRECTORS

The PPGC solicits and receives recommendations for potential director candidates from shareholders, management, directors, professional search firms and other sources. In its assessment of each potential candidate, the PPGC considers each candidate's professional experience, integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the PPGC determines are pertinent in light of the current needs of the Board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly-held company. In addition, candidates must have demonstrated an ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. In evaluating director candidates, the PPGC also considers key skills and experience related to the Company's strategy for long-term profitable growth, which identifies services, expanded offerings and operational excellence as primary focus areas. Moreover, candidates must have the ability to devote the time necessary to meet a director's responsibilities and serve on no more than four public company boards in addition to Caterpillar.

The Board values diversity of talents, skills, abilities and experiences and believes that Board diversity of all types enhances the performance of the Board and provides significant benefits to the Company. Accordingly, the PPGC takes into account the diversity of the Board in selecting new director candidates.

DIRECTOR RECRUITMENT PROCESS



CANDIDATE RECOMMENDATIONS	PPGC	BOARD OF DIRECTORS	SHAREHOLDERS
from Shareholders, Management, Directors, professional search firms and other sources	**Discusses & Reviews** Qualifications and Expertise Enterprise Strategy Board Needs Diversity **Interviews** **Recommends Nominees**	Discusses PPGC Recommendations Analyzes Independence Selects Nominees	Vote on Nominees at Annual Meeting

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the PPGC believes should be represented on the Board.

BUSINESS CHARACTERISTICS	QUALIFICATIONS, SKILLS AND EXPERIENCE
■ The Company is a global manufacturer with products sold around the world.	■ Manufacturing or logistics operations experience ■ Broad international exposure
■ Technology and customer and product support services are important.	■ Technology experience ■ Customer and product support experience
■ The Company's businesses undertake numerous transactions in many countries and in many currencies.	■ Diversity of race, ethnicity, gender, cultural background or professional experience ■ High level of financial literacy ■ Mergers and acquisitions experience
■ Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets.	■ Experience in the evaluation of global economic conditions ■ Knowledge of commodity, energy, construction or transportation markets
■ The Company's businesses are impacted by regulatory requirements and policies of various governmental entities around the world.	■ Governmental and international trade experience
■ The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	■ Risk oversight/management expertise ■ Relevant executive and leadership experience ■ Cybersecurity experience

NOMINATIONS FROM SHAREHOLDERS

The PPGC considers unsolicited inquiries and director nominees recommended by shareholders in the same manner as nominees from all other sources. Recommendations should be sent to the *Corporate Secretary, 510 Lake Cook Road, Suite 100, Deerfield, IL 60015*. Shareholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for shareholder nominations for Caterpillar's 2022 Annual Meeting of Shareholders are included in the "Shareholder Proposals and Director Nominations for the 2022 Annual Meeting" section on page 58.

The number of persons comprising the Caterpillar Board of Directors is currently established as 11. All of the Board's nominees have consented to being named in this proxy statement and to serve if elected. If any of the Board's nominees should become unavailable to serve as a Director prior to the Annual Meeting, the size of the Board and number of Board nominees will be reduced accordingly.

DIRECTOR CANDIDATE BIOGRAPHIES AND QUALIFICATIONS

Directors have been in their current positions for the past five years unless otherwise noted. Information is as of April 14, 2021. The Board has nominated the following individuals to stand for election for a one-year term expiring at the Annual Meeting of Shareholders in 2022.



KELLY A. AYOTTE

Former U.S. Senator representing New Hampshire

Age **52**
Director since: **2017**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- The Blackstone Group Inc.
- Boston Properties, Inc.
- News Corporation

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Bloom Energy Corporation

Former Senator Ayotte provides the Board with leadership experience and in-depth knowledge in the areas of public policy, government and law from her experience as U.S. Senator, Attorney General, Deputy Attorney General and Chief of the Homicide Prosecution Unit for New Hampshire. She offers valuable insights on important public policy issues from her service on the Senate Commerce, Science and Transportation Committee and financial experience from her service on the Senate Budget Committee. In addition to the directorships mentioned above, former Senator Ayotte currently serves on three nonprofit boards that focus on human rights and other global issues.



DAVID L. CALHOUN

President and CEO of The Boeing Company (aircraft and defense)

Age **63**
Director since: **2011**
INDEPENDENT
Presiding Director

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- The Boeing Company

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Gates Industrial Corporation plc
- Nielsen Holdings plc

Mr. Calhoun has been President and CEO of The Boeing Company since 2020. Prior to leading Boeing, Calhoun served as senior managing director and head of portfolio operations at The Blackstone Group from 2014. Previously, he also served as executive chairman of the board for Nielsen Holdings from January 2014 to January 2016 and served as Nielsen CEO for seven years beginning in 2006. Mr. Calhoun began his career at The General Electric Company (GE), where he rose to vice chairman of the company and president and chief executive officer of GE Infrastructure, its largest business unit. During his 26 years at GE, he held a number of operating, finance and marketing roles, and led multiple business units, including GE Transportation and GE Aircraft Engines. He provides valuable insight and perspective to the Board on strategic and business matters, stemming from his extensive operational, executive and management experience with Blackstone and Nielsen and his previous roles at GE. He provides valuable insight and perspective to the Board on strategic and business matters, stemming from his extensive operational, executive and management experience. The Board elected Mr. Calhoun as Presiding Director in 2018.



DANIEL M. DICKINSON

Managing Partner of HCI Equity Partners (private equity firm)

Age **59**
Director since: **2006**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

CATERPILLAR BOARD COMMITTEE
- Audit, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Dickinson has served as Managing Partner of HCI Equity Partners since 2001. His experience in mergers and acquisitions, private equity business and investment banking provides important insights for evaluating investment opportunities. Mr. Dickinson's significant financial experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a former director of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board.



GERALD JOHNSON

Executive Vice President, Global Manufacturing of General Motors Company (manufacturing)

Age **58**
Director since: **2021**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- None

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Johnson has served as Executive Vice President, Global Manufacturing of General Motors Company (GM) since April 2019. Prior to that he served as Vice President North America Manufacturing and Labor Relations from August 2017 – March 2019 and Vice President Global Operational Excellence from July 2014 to July 2017. He leads GM's Global Manufacturing, Manufacturing Engineering and Labor Relations organizations. He provides valuable insight and perspective to the Board on strategic and business matters stemming from his extensive knowledge of global manufacturing operations, strategy and business development, customer and product support and technology. Mr. Johnson was brought to the attention of the Board through a professional search firm.



DAVID W. MACLENNAN

Board Chair and CEO of Cargill, Inc. (food and agriculture)

Age **61**
Director since: **2021**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Ecolab Inc.

CATERPILLAR BOARD COMMITTEE
- Audit

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. MacLennan has served as Chief Executive Officer of Cargill, Inc. since December 2013 and Board Chair since September 2015. Mr. MacLennan has held several executive positions since beginning his career at Cargill in 1991. He provides valuable insight and perspective to the Board stemming from his extensive leadership in global manufacturing operations, risk management, government and regulatory affairs, and technology. Mr. MacLennan was brought to the attention of the Board through his experience as a chief executive officer of a large multinational corporation with operations relevant to the Company's business and vetted by an independent professional search firm.



DEBRA L. REED-KLAGES

Former Chairman and CEO of Sempra Energy (energy infrastructure and utilities)

Age **64**
Director since: **2015**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Chevron Corporation
- Lockheed Martin Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources, Chair

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- Halliburton Company
- Oncor Electric Delivery Company LLC
- Sempra Energy

Ms. Reed-Klages retired as Chairman of the Board and CEO of Sempra Energy in 2018, having served in these roles since 2012 and 2011, respectively. The power, oil and gas industries are key end-user markets for Caterpillar products and the Board believes Ms. Reed-Klages' background provides valuable insights into trends in these industries. In addition, her experience as a CEO and director of other large, publicly-traded corporations enables her to provide meaningful input and guidance to the Board. Ms. Reed-Klages' areas of expertise include commodity markets, sustainability and international operations.



EDWARD B. RUST, JR.

Former Chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance)

Age **70**
Director since: **2003**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Helmerich & Payne, Inc.
- S&P Global Inc.

CATERPILLAR BOARD COMMITTEE
- Audit

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Rust retired as Chairman in 2016 and as CEO in 2015 of State Farm Mutual Automobile Insurance Company. His financial and business experience is valuable to the Board. His role as a past Chairman of the U.S. Chamber of Commerce, CEO of a major national corporation and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board, including with respect to public company governance and strategy. In addition, his extensive involvement in education improvement complements the Company's culture of social responsibility.



SUSAN C. SCHWAB

Professor Emerita at the University of Maryland School of Public Policy and Strategic Advisor for Mayer Brown LLP (global law firm)

Age **66**
Director since: **2009**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- FedEx Corporation
- Marriott International, Inc.

CATERPILLAR BOARD COMMITTEE
- Public Policy and Governance

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- The Boeing Company

Ambassador Schwab has been Professor Emerita at the University of Maryland School of Public Policy since 2009 and Strategic Advisor for Mayer Brown LLP since 2010. She was a Professor at the University of Maryland between 2009 and 2020. Previously, she held various positions in government, including as U.S. Trade Representative (member of the President's Cabinet) and as Assistant Secretary of Commerce. Ambassador Schwab brings extensive knowledge, insight and experience on international trade and commerce issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of other large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board, including on strategy and the evaluation of global economic conditions.



D. JAMES UMPLEBY III

Chairman and CEO of
Caterpillar Inc.

Age **63**
Director since: **2017**
MANAGEMENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Chevron Corporation

CATERPILLAR BOARD COMMITTEE
- None

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Umpleby has been CEO of Caterpillar since January 1, 2017, and was elected Chairman of the Board in 2018. He served as a Group President of Caterpillar from 2013 to 2016 with responsibility for Caterpillar's Energy & Transportation segment and served as a Caterpillar Vice President and President of Solar Turbines from 2010 to 2012. Mr. Umpleby developed a deep knowledge of the Company and its end markets by serving in a wide range of leadership roles. He has extensive international experience and has worked in manufacturing, engineering, marketing, sales and services. Mr. Umpleby's strategic planning and execution skills, along with his extensive industry experience, enables him to provide effective leadership of the Company and the Board.



MILES D. WHITE

Executive Chairman of the Board,
Abbott Laboratories (medical
devices and biotechnology)

Age **66**
Director since: **2011**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Abbott Laboratories
- McDonald's Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. White serves as Executive Chairman of the Board of Abbott Laboratories. Mr. White, who joined Abbott in 1984, served as Abbott's Chairman and CEO from 1999 to 2020. His experience leading a large, complex multinational company provides important insight to the Board. Mr. White's skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning and corporate governance matters. In addition to his role with Abbott Laboratories, Mr. White's experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board.



RAYFORD WILKINS, JR.

Former CEO of Diversified
Businesses at AT&T Inc.
(telecommunications)

Age **69**
Director since: **2017**
INDEPENDENT

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Morgan Stanley
- Valero Energy Corporation

CATERPILLAR BOARD COMMITTEE
- Compensation and Human Resources

OTHER DIRECTORSHIPS WITHIN THE LAST FIVE YEARS:
- None

Mr. Wilkins retired as CEO of Diversified Businesses at AT&T Inc. in 2012. His expertise and oversight experience in the information technology arena is valuable to the Board. In addition, Mr. Wilkins' experience as a CEO and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board, including with respect to corporate finance and customer and product support.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation for our non-employee directors during the year ended December 31, 2020. Mr. Umpleby, who served as Chairman and CEO during 2020, did not receive separate compensation for his service on the Board.

Compensation for non-employee directors for 2020 was comprised of the following components:

Restricted Stock Units (1 Year Vesting)	$	150,000
Cash Retainer	$	150,000
Cash Stipends:		
Presiding Director	$	50,000
Audit Committee Chairman	$	30,000
Compensation and Human Resources Committee Chairman	$	25,000
Public Policy and Governance Committee Chairman	$	20,000

Directors are required to own Caterpillar common stock equal to five times their annual cash retainer. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines. All Directors are in compliance with these guidelines. In addition, under the Company's Directors' Deferred Compensation Plan, directors may defer 50 percent or more of their annual cash retainer and stipend into an interest-bearing account or an account representing phantom shares of Caterpillar stock, and effective for grants made on or after January 1, 2019, directors may defer 50 percent or more of any stock-based compensation (other than options and stock appreciation rights) upon vesting into an account representing phantom shares of Caterpillar stock. Directors that joined the Board prior to April 1, 2008, also are able to participate in a Charitable Award Program, under which a donation of up to $500,000 will be made by the Company in the director's name to charitable organizations selected by the director and a donation of up to $500,000 also will be made by the Company in the director's name to the Caterpillar Foundation. Directors derive no financial benefit from the Charitable Award Program.

DIRECTOR COMPENSATION FOR 2020

Director	Fees Earned or Paid in Cash	Restricted Stock Units[1]	All Other Compensation[2]	Total
Kelly A. Ayotte	$ 150,000	$ 150,058	$ —	$ 300,058
David L. Calhoun	$ 220,000	$ 150,058	$ —	$ 370,058
Daniel M. Dickinson	$ 180,000	$ 150,058	$ 18,709	$ 348,767
Juan Gallardo	$ 150,000	$ 150,058	$ 15,231	$ 315,289
Dennis A. Muilenburg[3]	$ 12,500	$ —	$ —	$ 12,500
William A. Osborn	$ 150,000	$ 150,058	$ 15,231	$ 315,289
Debra L. Reed-Klages	$ 150,000	$ 150,058	$ 52,000	$ 352,058
Edward B. Rust, Jr.	$ 150,000	$ 150,058	$ 18,491	$ 318,549
Susan C. Schwab	$ 150,000	$ 150,058	$ 27,000	$ 327,058
Miles D. White	$ 175,000	$ 150,058	$ 6,050	$ 331,108
Rayford Wilkins, Jr.	$ 150,000	$ 150,058	$ 5,000	$ 305,058

(1) As of December 31, 2020, the number of RSUs (including accrued dividend equivalent units) and Phantom Shares held by those serving as non-employee directors during 2020 was: Ms. Ayotte: 2,585 (which consists of 1,202 RSUs and 1,383 Phantom Shares); Mr. Calhoun: 19,917 (which consists of 1,202 RSUs and 18,715 Phantom Shares); Mr. Dickinson: 29,885 (which consists of 1,202 RSUs and 28,683 Phantom Shares); Mr. Gallardo: 36,281 (which consists of 1,202 RSUs and 35,079 Phantom Shares); Mr. Osborn: 1,691 (which consists of 1,202 RSUs and 489 Phantom Shares); Ms. Reed-Klages: 9,662 (which consists of 1,202 RSUs, and 8,460 Phantom Shares); Mr. Rust: 38,965 (which consists of 1,202 RSUs and 37,763 Phantom Shares); Ms. Schwab: 17,675 (which consists of 1,202 RSUs, and 16,473 Phantom Shares); Mr. White: 13,570 (which consists of 1,202 RSUs and 12,368 Phantom Shares); and Mr. Wilkins: 1,202 (which consists of 1,202 RSUs). Mr. Calhoun, Mr. Gallardo, Ms. Schwab and Mr. White elected to defer 100 percent of their Cash Retainer and Cash Stipend (as applicable) into Phantom Shares of Caterpillar stock in the Directors' Deferred Compensation Plan which are included in the Phantom Shares totals. Ms. Ayotte, Mr. Calhoun, Ms Reed-Klages, and Ms. Schwab elected to defer a portion of their equity award that vested on March 4, 2020 into the Directors' Deferred Compensation Plan. Such deferrals are also included in the Phantom Share totals above. Ms. Ayotte elected to defer 50 percent, while Mr. Calhoun, Ms Reed-Klages, and Ms. Schwab elected to defer 100 percent.

(2) All Other Compensation represents amounts paid in connection with the Caterpillar Foundation's Directors' Charitable Award Program and the Caterpillar Political Action Committee Charitable Matching Program (CATPAC's PACMATCH program) and administrative fees associated with the Director's Charitable Award Program. All outside directors are also eligible to participate in the Caterpillar Foundation Matching Gift Program, and eligible directors may participate in the CATPAC's PACMATCH program annually. In 2020, the Caterpillar Foundation matched contributions to eligible 501(c)(3) nonprofits and accredited U.S. public preK-12 schools or school districts to which contributions are tax deductible, up to a maximum of $2,000 per eligible organization per calendar year. Additionally in 2020, the Caterpillar Foundation also provided a 2:1 match program for a period of time as a result of COVID-19.

The amounts listed include Charitable Foundation matching gifts as follows: Ms. Reed-Klages $52,000, Mr. Rust $2,000, Ms. Schwab $22,000 and Mr. White $6,050.

As part of CATPAC's PACMATCH program, Caterpillar Inc. will contribute to up to four charities on behalf of eligible members who contribute at the suggested giving level. The annual CATPAC contribution limit is $5,000. Mr. Rust, Ms. Schwab and Mr. Wilkins had contributions matched.

For directors eligible to participate in the Directors Charitable Award Program, the amounts listed include the insurance premium and administrative fees as follows: Mr. Dickinson $18,709, Mr. Gallardo $15,231, Mr. Osborn $15,231, and Mr. Rust $11,491.

(3) Mr. Muilenburg resigned from the Board effective January 26, 2020.

BOARD ELECTION AND LEADERSHIP STRUCTURE

Directors are elected at each annual meeting to serve for a one-year term. In uncontested elections, directors are elected by a majority of the votes cast for such directorship. If an incumbent director does not receive a greater number of "for" votes than "against" votes, such director must tender his or her resignation to the Board. In contested elections, directors are elected by a plurality vote.

The mandatory retirement age for directors is 74. Each director who will have reached the age of 74, on or before the date of the next shareholders' meeting, shall not stand for re-election at that annual meeting of the shareholders without an express waiver by the Board.

Under Caterpillar's bylaws, the directors annually elect a Chairman. The Board has no fixed policy on whether to have an executive or non-executive chairman and believes this determination should be made based on the best interests of the Company and its shareholders in light of the circumstances at the time. On the recommendation of the PPGC, the Board has elected D. James Umpleby III as its Chairman and David L. Calhoun as its Presiding Director.

In the role of Presiding Director, Mr. Calhoun provides strong independent oversight of management and serves as a liaison between the independent directors and the Chairman and CEO, as further described below. Mr. Calhoun also leads the Board's annual evaluation of Mr. Umpleby, and the independent members of the Board set Mr. Umpleby's compensation annually based on the recommendation of the Compensation and Human Resources Committee.

DUTIES AND RESPONSIBILITIES OF PRESIDING DIRECTOR

- Preside at all meetings of the Board at which the Chairman & CEO is not present, including executive sessions of the independent directors.
- Serve as a liaison between the Chairman & CEO and the independent directors.
- Approve the type of information sent to the Board.
- Provide input and approve meeting agendas for the Board.
- Approve meeting schedules, in consultation with the Chairman & CEO and the independent directors, to assure that there is sufficient time for discussion of all agenda items.
- Has the authority to call meetings of the independent directors.
- If requested by major shareholders, is available, when appropriate, for consultation and direct communication.
- Provide the Chairman & CEO with the results of his/her annual performance review in conjunction with the chairman of the Compensation and Human Resources Committee.

The Board believes it is important to maintain flexibility as to the Board's leadership structure. The Board will continue to regularly review its leadership structure and exercise its discretion in adopting an appropriate and effective framework to assure effective governance and accountability, taking into consideration the needs of the Board and the Company.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF CONDUCT

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at *www.caterpillar.com/governance*. The guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhance shareholder value over the long term.

Caterpillar's code of conduct is called Our Values in Action. Integrity, Excellence, Teamwork, Commitment and Sustainability are the core values identified in the code. Our Values in Action apply to all members of the Board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action are available on our website at *www.caterpillar.com/code*.

BOARD EVALUATION PROCESS

The Board conducts an annual self-evaluation to determine whether the Board and its committees are functioning effectively. In 2020, the Chairman of the Public Policy and Governance Committee interviewed each Board member to solicit their feedback. The Public Policy and Governance Chairman then led a discussion during the Board's executive session. Each of the committees of the Board followed a similar process and reported to the Board on the outcome of their self-evaluations. The self-evaluation provides the Board with actionable feedback to enhance its performance and effectiveness.

BOARD COMMITTEES

The Board has three standing committees: Audit, Compensation and Human Resources, and Public Policy and Governance. Each committee meets regularly throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at *www.caterpillar.com/governance*. All committee members are independent under Company, NYSE and SEC standards applicable to Board and committee service, and the Board has determined that each member of the Audit Committee is "financially literate" and an "audit committee financial expert" as defined under SEC rules.

AUDIT COMMITTEE

Committee Members:
Daniel M. Dickinson, Chair
David W. MacLennan
Edward B. Rust, Jr.
Number of Meetings in 2020: 11

COMMITTEE ROLES AND RESPONSIBILITIES

- Selects and oversees independent auditors, including annual evaluation of the lead audit partner.
- Oversees our financial reporting activities, including our financial statements, annual report and accounting standards and principles.
- Reviews with management the Company's risk assessment and risk management framework.
- Approves audit and non-audit services provided by the independent auditors.
- Reviews the organization, scope and effectiveness of the Company's internal audit function, disclosures and internal controls.
- Sets parameters for and monitors the Company's hedging and derivatives practices.
- Provides oversight for the Company's compliance program and Code of Conduct.
- Monitors any significant litigation, regulatory, and tax compliance matters.
- Oversees information technology systems and related security.
- Reviews with management cybersecurity risks and strategy to mitigate these risks.

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Committee Members:
Debra L. Reed-Klages, Chair
Miles D, White
Rayford Wilkins, Jr.
Number of Meetings in 2020: 5

COMMITTEE ROLES AND RESPONSIBILITIES

- Recommends the CEO's compensation to the Board and establishes the compensation of other executive officers.
- Establishes, approves and oversees the Company's equity compensation and employee benefit plans.
- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation.
- Recommends to the Board the compensation of independent directors.
- Provides oversight of the Company's diversity and immigration practices and employee relations.
- Furnishes an annual Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement.

PUBLIC POLICY AND GOVERNANCE COMMITTEE

Committee Members:
David L. Calhoun, Chair
Kelly A. Ayotte
Gerald Johnson
Susan C. Schwab
Number of Meetings in 2020: 7

COMMITTEE ROLES AND RESPONSIBILITIES

- Makes recommendations to the Board regarding the size and composition of the Board and its committees, and the criteria to be used for the selection of candidates to serve on the Board.
- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the director candidates to be nominated for election at the Annual Meeting.
- Leads the Board in its annual self-evaluation process.
- Oversees the Company's senior executive succession planning.
- Oversees the Company's environmental, health and safety activities, including climate and sustainability.
- Oversees the Company's corporate governance.
- Reviews/advises on matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments.
- Annually reviews the Company's charitable contributions to the Caterpillar Foundation and political contributions and policies.
- Oversees investor, customer, community and government relations.

DIRECTOR INDEPENDENCE DETERMINATIONS

The Company's Guidelines on Corporate Governance Issues establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the PPGC and in accordance with the standards in the Company's Guidelines on Corporate Governance Issues, which are available on our website at *www.caterpillar.com/governance*.

Applying these standards, the Board determined that each of the director nominees, and all other directors who served during 2020, met the independence standards except Mr. Umpleby, who is a current employee of the Company.

COMMUNICATION WITH THE BOARD

Shareholders, employees and all other interested parties may communicate with any of our directors individually, our Board as a group, our independent directors as a group or any Board committee as a group by email or regular mail:

BY EMAIL	**BY MAIL**
send an email to directors@cat.com	mail to Caterpillar Inc. c/o Corporate Secretary 510 Lake Cook Road, Suite 100 Deerfield, IL 60015

CONTACTING CATERPILLAR

While the Board oversees management, it does not participate in day-to-day management functions or business operations. If you wish to submit questions or comments relating to these matters, please use the Contact Us form on our website at *www.caterpillar.com/contact*, which will help direct your message to the appropriate area of our Company.

All communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues will be directed to the appropriate individual within the Company. The Chairman of the Board has instructed the Corporate Secretary to consult with him if she is unsure who should receive the communication.

INVESTOR OUTREACH

We conduct an annual governance review and shareholder outreach throughout the year to ensure management and the Board understand and consider the issues that matter most to our shareholders and reflect the insights and perspectives of our many stakeholders.

WHO PARTICIPATES IN THE INVESTOR OUTREACH PROGRAM?	**IN WHAT TYPES OF ENGAGEMENT DOES THE COMPANY PARTICIPATE?**
■ Board of Directors	■ Investor conferences
■ Senior Management	■ One-on-one meetings
■ Investor Relations	■ Earnings calls
■ Corporate Secretary	■ Investor and analyst calls

POLITICAL CONTRIBUTIONS AND LOBBYING

The actions that governments take can impact the Company, our employees, customers and shareholders. It is important for government leaders to understand the impact of such actions. For this reason, the Company participates in the political process and advocates in a responsible and constructive manner on issues that advance the Company's goals and protect shareholder value. To promote transparency and good corporate citizenship, the Company provides voluntary disclosure relating to its political contribution activities and its political action committee, its engagement in public policy issues and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues. This information is disclosed on our website at *www.caterpillar.com/contributions* and includes an itemized list of organizations and individuals that received political contributions from Caterpillar or the Caterpillar Political Action

Committee. It also includes a summary of some of the public policy issues important to the Company that may cause us to engage in public advocacy. Caterpillar's political and advocacy activities at the state, federal and international levels are managed by the Vice President, Global Government & Corporate Affairs, who coordinates and reviews with senior management the legislative and regulatory priorities that are significant to the Company's business, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee reviews the Company's policy on political activities and contributions and Caterpillar's significant political activities, including corporate political contributions, political contribution activities of the Caterpillar Political Action Committee, trade association participation and Caterpillar's legislative and regulatory priorities.

RELATED PARTY TRANSACTIONS

Caterpillar has a written policy governing the approval of transactions with the Company that are expected to exceed $120,000 in any calendar year in which any director, executive officer or their immediate family members will have a direct or indirect material interest. Under the policy, all such transactions must be approved in advance or ratified by the PPGC.

The director or officer must submit the details of the transaction to the Company's Chief Legal Officer & General Counsel and the Corporate Secretary, including whether the related person or his or her immediate family member has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The Chief

Legal Officer & General Counsel and the Corporate Secretary will then submit the matter to the PPGC for its consideration.

From time to time, related persons of Caterpillar may purchase products or services of the Company and its subsidiaries. In connection with these purchases, Caterpillar may provide marketing support directly or indirectly through independent dealers, consistent with sales under similar circumstances to unaffiliated third parties.

Mr. Joseph Creed's brother-in-law is employed by the Company as a Product Supply Network Engineer and, consistent with the Company's compensation policies applicable to other employees of similar title and responsibility, earned aggregate annual compensation of approximately $156,000 for fiscal 2020.

AUDIT

PROPOSAL 2 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve the ratification of the Audit Committee's appointment of PricewaterhouseCoopers (PwC) as the Company's independent auditor for 2021.

Board Voting Recommendation:

✓ **FOR** the ratification of our independent registered public accounting firm.

The Audit Committee (AC) is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. PwC has been Caterpillar's independent auditor since 1925. Through its extensive experience with the Company, PwC has gained institutional knowledge and a deep understanding of the Company's operations and business, accounting policies and practices and internal control over financial reporting. The AC believes that the retention of PwC to serve as the Company's independent auditor is in the best interests of the Company and its shareholders. If the appointment of PwC is not approved by the shareholders, the AC will consider whether it is appropriate to select another independent auditor. Even if the appointment of PwC is ratified, the AC, in its discretion, may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the Company's best interests.

Representatives of PwC will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so.

AUDIT FEES AND APPROVAL PROCESS

The AC pre-approves all audit and non-audit services to be performed by the independent auditors in compliance with the Sarbanes-Oxley Act and the Securities and Exchange Commission (SEC) rules regarding auditor independence. The policies and procedures are detailed as to the particular service and do not delegate the AC's responsibility to management. The policies and procedures address any service provided by the independent auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annually, not later than February of each year, management and the independent auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the independent auditor perform for the current year. The service matrix categorizes the types of services by audit, audit-related, tax and all other services. Management and the independent auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The AC approves or rejects the pre-approval limits and each of the listed services on the service matrix.

During the course of the year, the AC chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the AC.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent auditor included the following (in millions):

	2020	2019
Audit Fees[1]	$ 38.9	$ 35.5
Audit-Related Fees[2]	0.8	0.6
Tax Compliance Fees[3]	0.1	0.1
Tax Planning and Consulting Fees[4]	0.1	0.1
All Other Fees[5]	0.1	0.1
TOTAL	$ 40.0	$ 36.4

(1) "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

(2) "Audit-Related Fees" principally includes attestation services requested by management, accounting consultations, pre- or post-implementation reviews of processes or systems and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.3 million in 2020 and $0.6 million in 2019 and are not included in the amounts shown above.

(3) "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

(4) "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

(5) "All Other Fees" consists principally of license-based services for statutory audit monitoring and accounting and reporting literature research.

ANONYMOUS REPORTING OF ACCOUNTING AND OTHER CONCERNS

The AC has established a means for the anonymous and other reporting (where permitted by law) of (i) suspected or actual violations of the code of conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; (ii) theft or fraud of any amount; (iii) insider trading; (iv) issues with respect to the performance and execution of contracts; (v) conflicts of interest; (vi) violations of securities and antitrust laws; (vii) violations of prohibited harassment policy; and (viii) violations of any applicable anti-bribery law.

Any employee, supplier, customer, shareholder or other interested party can submit a report via the following methods:

- Toll-free Helpline (US, Canada, and US Virgin Islands): 1-800-300-7898
- Call Collect Helpline: 770-582-5275 (language translation available)
- Email: BusinessPractices@cat.com
- Internet: *www.caterpillar.com/obp*

AUDIT COMMITTEE REPORT

The AC operates under a written charter adopted by the Board of Directors, and each of its members meets the independence and financial literacy standards contained in the NYSE Listed Company rules, SEC rules and Caterpillar's Guidelines on Corporate Governance Issues. The Board has determined that each member of the AC qualifies as an audit committee financial expert under SEC rules and has accounting or related financial management expertise.

Management is responsible for the Company's internal controls and the financial reporting process. PwC, acting as independent auditor, is responsible for performing an

independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB).

The AC has discussed with the Company's independent auditor the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. The AC also discussed with the independent auditors other matters required by PCAOB auditing standards and SEC rules.

The independent auditors provided to the AC the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the AC concerning independence, and the AC discussed the independent auditors' independence with management and the auditors. The AC also considered whether the provision of other non-audit services by the Company's independent auditors to the Company is compatible with maintaining independence.

The AC concluded that the independent auditors' independence had not been impaired.

Based on the reviews and discussion referred to above, the AC recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

By the members of the Audit Committee[1]:

Daniel M. Dickinson, Chairman
David W. MacLennan[2]
William A. Osborn
Edward B. Rust, Jr.

(1) The report was approved by the AC prior to changes in committee membership that were effective April 14, 2021.

(2) Mr. MacLennan joined the AC on April 14, 2021 after the report was approved and is a current member of the AC.

COMPENSATION

PROPOSAL 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to approve, on an advisory basis, the compensation of named executive officers as disclosed in this proxy statement.

Board Voting Recommendation:

✓ **FOR** approval of executive compensation.

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, shareholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under 'Compensation Discussion and Analysis,' the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2021 Annual Meeting of Shareholders is hereby APPROVED."

At the Company's 2017 annual meeting of shareholders our shareholders indicated their preference to hold the non-binding shareholder vote to approve the compensation of our named executive officers each year. Accordingly, the Company currently intends to hold such votes annually. The next vote to approve the compensation of our named executives is expected to be held at the Company's 2022 Annual Meeting of Shareholders. This vote is advisory and therefore not binding on Caterpillar, the Compensation and Human Resources Committee (CHRC) or the Board. The Board and the CHRC value the opinion of Caterpillar's shareholders, and to the extent there is any significant vote against Caterpillar's named executive officer compensation, the Board will consider the reasons for such a vote, and the CHRC will evaluate whether any actions are necessary to address those concerns.

COMPENSATION DISCUSSION & ANALYSIS

EXECUTIVE SUMMARY

GOVERNANCE AND PAY FOR PERFORMANCE PHILOSOPHY

The Compensation and Human Resources Committee (CHRC) believes the executive compensation program at Caterpillar should be structured to align the interests of executives with those of our shareholders. These interests are met in rewarding value creation at all stages of the business cycle and providing an increasing percentage of performance-based compensation at higher levels of executive responsibility. This performance-based compensation should be both market competitive and internally equitable.

Changes made over the years to further align pay with performance have received favorable feedback from our shareholders, and support for our 2020 "say on pay" vote of 93 percent reflects this positive response.

In 2020, we continued our shareholder outreach on environmental, social, and governance, (including sustainability and climate) and executive compensation topics, with holders of approximately 41 percent of our outstanding shares. In these meetings, our shareholders generally expressed a continued positive view with respect to our executive compensation program.



SAY ON PAY SUPPORT		
93% 2020	**95%** 2019	**94%** 2018

After considering feedback received from our shareholders through our outreach efforts and the 2020 "say on pay" results, the CHRC determined that the Company's executive compensation philosophy, compensation objectives and compensation elements continued to be appropriate and did not make any material changes to the executive compensation program.

The CHRC conducts an ongoing review of the Company's executive compensation program to evaluate whether the program supports the Company's compensation philosophy and objectives and to monitor the program's alignment with its strategic business objectives. In connection with this ongoing review, and based on feedback received through our shareholder outreach, the CHRC continues to implement and maintain what it believes are best practices for executive compensation and governance. Below is a summary of those practices:

WHAT WE DO
☑ Robust stock ownership requirements
☑ Thorough annual benchmarking process
☑ Rigorous CHRC oversight of incentive metrics, goals and pay/performance relationship
☑ Clawback Policy
☑ Limited executive perquisites
☑ Strict anti-hedging and anti-pledging policies
☑ Independent compensation consultant

WHAT WE DON'T DO
☒ No individual change-in-control agreements
☒ No tax gross-ups on change-in-control benefits
☒ No backdating, repricing or granting of option awards retroactively

COMPENSATION PROGRAM STRUCTURE

We are committed to developing and implementing an executive compensation program that directly aligns the interests of our Named Executive Officers (NEOs) with the long-term interests of shareholders. To that end, the objectives of the Company's executive compensation program are to attract, motivate and retain talented executive officers who will improve the company's performance and provide long-term strategic leadership. **The majority of targeted total compensation for our NEOs is equity-based, vests over multiple years and is tied directly to long-term value creation for shareholders.** NEO compensation is composed of three primary components:

BASE SALARY		ANNUAL INCENTIVE PLAN (AIP)		LONG-TERM INCENTIVE
Competitive pay to attract and retain talented executives	+	An opportunity to earn an annual cash award based on the Company's financial performance and strategic business objectives	+	A mix of performance-based restricted stock units (PRSUs) and stock options to align management's interests with long-term shareholders' interests

Approximately **90 percent** of our CEO's 2020 total targeted compensation was **variable and/or at-risk compensation**, including 50 percent of long-term incentives in the form of PRSUs.

2020 CEO COMPENSATION ELEMENTS



BUSINESS PERFORMANCE AND RESULTS

The COVID-19 pandemic caused a global recession in 2020, and it is uncertain when a sustained economic recovery may occur. The ultimate impact of the COVID-19 pandemic on Caterpillar's financial and operational results will be determined by the length of time that the pandemic continues, its effect on the demand for our products and services and the supply chain, as well as the effect of governmental regulations imposed in response to the pandemic. The overall magnitude of the COVID-19 pandemic and the continued fluidity of the situation could materially and adversely impact our business, results of operations and/or financial condition.

Despite the challenges and uncertainty associated with the COVID-19 pandemic and a 22% decline in sales and revenues, Caterpillar delivered solid operational **performance in 2020 and ended the year with our best safety performance on record for the second year in a row**. We remained disciplined and focused on maintaining control of our structural costs, which helped us achieve an operating profit margin of 10.9%. Adjusted operating profit margin of 11.8% was within our 2019 Investor Day target range. We generated strong operating cash flow and were able to return $3.4 billion to shareholders through dividends and share repurchases, which represented 110% of Machinery, Energy & Transportation (ME&T) free cash flow. **We also maintained our dividend in 2020 and paid dividends of $2.2 billion, continuing our status as a Dividend Aristocrat**.

Our key financial and business results for 2020 included the following:

PROFITABLE GROWTH



SALES AND REVENUES



* Enterprise Operating Profit was used in determining performance under our Annual Incentive Plan for 2019**.**

**Adjusted Profit Per Share is a non-GAAP measure and a reconciliation to the most directly comparable GAAP measure is included on page 60.

STRONG BALANCE SHEET AND CASH FLOW

- ✓ Operating Cash Flow **$6.3 billion**
- ✓ Year-end enterprise cash balance **$9.4 billion**

TOTAL SHAREHOLDER RETURN



IMPORTANT INFORMATION REGARDING 2020 COMPENSATION FOR NAMED EXECUTIVE OFFICERS

In February 2020, the CHRC established a 2020 AIP design with measures and goals substantially similar to 2019. However, in March 2020 before the AIP design was communicated to the NEOs, management recommended that no NEO receive an annual incentive payment for 2020 results due to the potential impact of COVID-19 on the Caterpillar Business. The CHRC agreed and recommended such action to the Board who approved it. As a result, the 2020 AIP design was cancelled before its implementation, and no annual incentive payments were made to the NEOs for 2020. The Company's AIP will resume in 2021 with design and measures substantially similar to 2019.

PAY OUTCOMES DEMONSTRATE ALIGNMENT WITH COMPANY PERFORMANCE

Consistent with the CHRC's pay-for-performance philosophy, business results were reflected in the resulting pay decisions made for our CEO and the other NEOs in 2020. Compensation outcomes for 2020 included the following items:

BASE SALARY	■ Named Executive Officers (including the CEO) did not receive a base salary adjustment.
ANNUAL INCENTIVE	■ No payment of annual incentive awards for 2020.
LONG-TERM INCENTIVE	■ Based on the Company's 1-, 3- and 5-year relative Total Shareholder Return (TSR) at the end of 2019, the 2020 equity grant to the CEO was set at 50th percentile of the compensation peer group and at or below the 60th percentile for the other NEOs.

CEO COMPENSATION

In March 2020, due to the potential impact of the COVID-19 pandemic on Caterpillar's business, following a recommendation from management, the CHRC recommended and the Board approved that Mr. Umpleby's base salary would not increase in 2020 and as AIP was cancelled before its implementation, it resulted in no annual incentive payment for 2020. Mr. Umpleby's 2020 Long-Term Incentive grant was awarded at the 50th percentile of the Company's peer group reflecting the Company's prior years' TSR results and performance achievements.



*   Target Value Includes: Salary of $1,600,000; annual incentive of $2,800,000; and LTI grant of $11,800,000. Total Target Value: $16,200,000.

**   Actual Value Includes: Salary of $1,600,000; no annual incentive; and LTI grant of $11,800,000. Total Actual Value: $13,400,000.

COMPENSATION DISCUSSION & ANALYSIS

THE COMPENSATION PROCESS

THE COMPENSATION AND HUMAN RESOURCES COMMITTEE (CHRC)

The CHRC is responsible for the executive compensation program design and decision-making process for NEO compensation. Regular reviews are conducted of the Company's executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. Recommendations and market data are provided by the independent compensation consultant to make decisions, as appropriate, regarding NEO compensation based on the assessment of performance and achievement of Company goals. The CHRC also exercises its judgment as to what is in the best interests of the Company and its shareholders.


Compensation Decisions
Shareholder feedback
Recommendations and market data from independent compensation consultant
CHRC assessment of business climate and industry factors
Assessment of NEO performance and achievement of Company goals
Clearly articulated compensation philosophy, with strong pay-for-performance alignment

COMPENSATION CONSIDERATIONS

The CHRC, with the support of management and its independent compensation consultant, considers many aspects of the Company's financial and operational performance and other factors when making executive compensation decisions including, but not limited to:

- Long-term shareholder value creation
- The cyclical nature of the business
- Performance relative to financial guidance provided throughout the year
- Enterprise and Business Unit operational performance
- Performance relative to peers and competitors
- Historic absolute and relative performance
- Key areas management can influence over the short- and long-term
- Development and retention of top talent
- Skills, experience and tenure of executive incumbents
- Market values for comparably situated executives among our peer group as well as internal equity

INDEPENDENT COMPENSATION CONSULTANT

The CHRC retained Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant during 2020. Meridian provides executive and director compensation consulting services, including advice regarding the design and implementation of compensation programs, market information, regulatory updates and analyses and trends on executive compensation and benefits. Interactions between Meridian and management are generally limited to discussions on behalf of the CHRC or as required to fulfill requests at its direction. During 2020, Meridian did not provide any other services to the Company. Based on these factors, the CHRC's evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC and NYSE, and information provided by Meridian, the CHRC determined that the work performed by Meridian did not raise any conflicts of interest.

BENCHMARKING COMPENSATION TO PEERS

2020 COMPENSATION PEER GROUP

The CHRC regularly assesses the market competitiveness of the Company's executive compensation programs based on peer group data. The 2020 Compensation Peer Group was established based on the following criteria:

- Total sales and revenues and market capitalization of the peer companies relative to Caterpillar;

- Competitors and industry segment;
- Companies considered potential sources for top talent;
- Global presence with a significant portion of revenues coming from non-U.S. operations; and
- Geographic footprint.

2020 Compensation Peer Group*

3M Company	Ford Motor Company
Archer-Daniels-Midland Company	General Electric Company
The Boeing Company	Halliburton Company
Cisco Systems, Inc.	Honeywell International Inc.
Cummins Inc.	Intel Corporation
Deere & Company	Johnson Controls, Inc.
Emerson Electric Co.	PACCAR Inc.
FedEx Corporation	United Technologies Corporation
Fluor Corporation	

*In June 2020, the CHRC removed Fluor Corporation because it no longer met the Compensation Peer Group criteria after its decision to divest certain businesses. Also, as a result of United Technologies Corporation's reorganization into three separate public companies, Raytheon Technologies became part of the Compensation Peer Group in June 2020, as it is the only one of the three resulting companies that aligns with the Compensation Peer Group criteria. Otherwise, the 2020 Compensation Peer Group remained unchanged from the prior year.

BENCHMARKING METHODOLOGY

To account for differences in the size of the compensation peer group companies, market data is statistically adjusted allowing for a comparison of the compensation levels to similarly-sized companies. Market data provided by the independent consultant is sourced from the Aon Total Compensation Measurement Database, and size-adjusted to Caterpillar's three-year average revenues using regression analysis. Each element of our NEOs' compensation is then targeted to the median of the peer group and adjusted above or below based on performance. To the extent an NEO's total actual compensation exceeds the peer group median, it is due to outstanding performance, critical skills and notable experience. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or reflective of an individual who is newer in his or her role.

2020 COMPETITOR PEER GROUP

For 2020, the CHRC also assessed the Company's business performance against a group of competitors that it deems to compete directly with the Company. Although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. To that end, and consistent with the Company's pay-for-performance philosophy, the Company's business performance is compared to its competitors by establishing a "Competitor Peer Group."

The CHRC uses the Competitor Peer Group (along with the Compensation Peer Group and S&P 500 Industrials) to assess relative performance using TSR when awarding long-term incentive awards. However, the Competitor Peer Group is not used to benchmark compensation. The 2020 Competitor Peer Group, which has been the same for the past two years, was established based on the following criteria:

- Compete in the same markets as the Company;
- Offer similar products and services as the Company; or
- Serve the same, or similar, industries and end users as the Company.

2020 Competitor Peer Group

Cummins Inc.	Komatsu Ltd.
Deere & Company	Sany Heavy Industry Co., Ltd.
Hitachi Construction Machinery Co., Ltd.	Volvo AB

CEO PERFORMANCE EVALUATION AND COMPENSATION

The Board, excluding the CEO, all of whom are independent directors, annually conducts the CEO's performance evaluation. Prior to the Board's evaluation of the CEO's performance and its approval of CEO compensation, the CHRC makes a preliminary compensation recommendation to the Board based on its initial evaluation and performance review of the CEO. The Board then makes its final determination for CEO compensation.

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

Each year, the CHRC assesses the Company's risk profile relative to the executive compensation program and confirms that its compensation programs and policies do not create or encourage excessive risks that are reasonably likely to have a material adverse impact on the Company. Also, the CHRC has concluded that the total compensation structure for senior leadership does not inappropriately emphasize short-term stock price performance at the expense of longer-term value creation. In particular, long-term incentive awards, as a significant portion of total compensation, and target ownership guidelines which NEOs are required to maintain pre- and post-retirement are structured to align management's compensation with principles of risk management by maintaining a focus on the long-term performance of the Company.

TARGET OWNERSHIP GUIDELINES

The target ownership guidelines for the CEO is six times base salary and three times base salary for each of the other NEOs. NEOs have a five-year period from their first grant date after appointment to meet the target ownership guidelines. All NEOs are in compliance with these guidelines.

COMPONENTS OF EXECUTIVE COMPENSATION

NEOs receive a mix of fixed and variable compensation with a focus on long-term and performance-based components:

CEO


10% Salary
17% Target Annual Incentive
73% Target Long-term Incentive
VARIABLE AND AT-RISK 90%

AVERAGE OF OTHER NEOS


14% Salary
17% Target Annual Incentive
69% Target Long-term Incentive
VARIABLE AND AT-RISK 86%

BASE SALARY

Base salary is the only fixed component of NEO compensation. The CHRC targets base salaries at the size-adjusted median level of the peer group. Each NEO's base salary is determined by the individual's level of responsibility and historic performance with reference to the market median. Base salary increases, if any, are based on achievement of individual and Company objectives, contributions to Caterpillar's performance and culture, leadership accomplishments and a comparison to those in comparable positions at peer companies.

In 2020, the base salaries for all NEOs, including the CEO, were frozen at their December 31, 2019 levels.

NEO BASE SALARY

Name	Dec 31, 2019	Dec 31, 2020
Umpleby	$1,600,000	$1,600,000
Bonfield	$832,000	$832,000
Ainsworth	$740,100	$740,100
Johnson	$820,500	$820,500
De Lange	$767,400	$767,400

ANNUAL INCENTIVE

2020 ANNUAL INCENTIVE PLAN DESIGN

The Company's Annual Incentive Plan (AIP) is designed to provide each NEO with the opportunity to earn an annual cash payout based on the short-term performance of the Company and each NEO's respective businesses. The AIP places a significant percentage of each NEO's annual cash compensation at risk and aligns the interests of executives with those of our shareholders. However as previously stated on page 31, the 2020 AIP design was cancelled before its implementation, and no annual incentive payments were made to the NEOs for 2020. The Company's AIP will resume in 2021 with design and measures substantially similar to 2019.

LONG-TERM INCENTIVE

2020 DESIGN AND SIZING OF GRANT

In 2020, the CHRC granted one-half of each NEO's total long-term incentive (LTI) value in Performance-based Restricted Stock Units (PRSUs) and one-half in non-qualified stock options (stock options). The stock options vest equally in one-third increments beginning on the first anniversary of the grant date and expire after ten years from grant. Dividend Equivalent Units (DEUs) accrue on unvested PRSUs, but are settled only if the vesting requirements are met. The DEUs will settle in additional shares, rounded to the nearest whole unit.

For the 2020 PRSU grants, the CHRC selected Return on Equity (ROE) as the performance measure because it aligns the interest of the NEOs with those of our shareholders by measuring and rewarding profitability relative to shareholders' investment in the business. The use of the ROE metric and the determination of the performance hurdle for each performance cycle are calibrated with historical performance of the compensation and competitor peer groups (as well as S&P 500 Industrials more broadly) and are intended to reward for the achievement of sustained, long-term returns throughout the cycles in the Company's business. The CHRC believes that a strong focus on ROE reinforces effective capital management along with the need to deliver returns above the cost of capital even in a highly cyclical and often challenging macro-economic operating environment, thus aligning leadership priorities with long-term shareholder interests. The Company's ROE performance is annually reviewed including any one-time, non-operational or other special items that might impact the ROE result. Although certain items may significantly impact the Company's reported financial results, they are not always indicative of the underlying operational performance of the Company or its management. To that end, in its evaluation of

the Company's ROE results, the CHRC may use its discretion to make adjustments to ROE to align compensation outcomes with the operating performance of the Company.

The CHRC's process for sizing and awarding LTI grant values for NEOs is as follows:

1	Benchmark the median LTI value for the Company's compensation peer group
2	Review and consider financial results: **1-, 3- and 5-year TSR** (vs. the Compensation Peer Group and Competitor Peer Group and the S&P 500 Industrials); operational performance; market conditions; and strategy execution
3	Adjust award values **to reflect individual performance** including consistency of performance against goals, leadership contributions, time in role and other relevant factors

In February 2020, the CHRC reviewed the Company's 1-, 3- and 5-year relative TSR and financial performance at the end of 2019. In 2019, the TSR methodology transitioned from point-to-point to averaging. The averaging method uses the average stock price for the beginning and ending months of the TSR calculation period. As TSR captures volatility in share price which may not fully reflect the Company's underlying performance, other factors such as strategy execution and consistency of performance against goals are considered when determining LTI awards. Therefore, the LTI award for the CEO was at 50th percentile of the benchmarked LTI values of the Company's compensation peer group and at or below 60th percentile for the other NEOs.

RELATIVE TSR PERFORMANCE (PERCENTILE RANKING VS. PEERS)

Performance Period	Compensation Peer Group	Competitor Peer Group	S&P 500 Industrials
1-Year	53rd	33rd	35th
3-Year	71st	67th	68th
5-Year	76th	50th	51st
Grant Sizing	**50th Percentile**		

2018 – 2020 PERFORMANCE RESTRICTED STOCK UNITS (PRSUs)

For the 2018 – 2020 performance period, adjustments were made to the ROE to exclude the impact of certain restructuring costs, pension and OPEB mark-to-market losses resulting from plan remeasurements, U.S. tax reform and a deferred tax valuation allowance adjustment. In each case, the CHRC determined that these adjustments were an appropriate use of its discretion and in the best interests of the Company and its shareholders.

For the 2018 grant, the PRSUs cliff vested based on a three-year average adjusted ROE result of 38.7 percent, which exceeded the goal of 18 percent. The chart below describes the Company's ROE performance and results for the 2018 – 2020 performance period:

2018-2020 PRSUs



OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts; however, the CHRC will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Change in control benefits are provided under the Company's long-term and annual incentive plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. There is no cash severance or other benefits for a termination related to change in control beyond what is provided under the long-term and annual incentive plans.

The Company's change in control provisions are subject to a "double trigger" and, when both a change in control and involuntary termination of employment without cause occur, provide accelerated vesting and target payouts under the incentive plans, as described further below.

In the event of a qualifying termination of employment following a change in control, target payouts are provided under the incentive plans.

- All unvested stock options, stock appreciation rights, performance-based restricted stock units and restricted stock units vest immediately.
- Stock options and stock appreciation rights remain exercisable over the normal life of the grant.
- The annual incentive plan allows for the target award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment.

Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section of this proxy statement.

RETIREMENT AND OTHER BENEFITS

In addition to the annual and long-term components of compensation, NEOs participate in health and welfare benefit plans generally available to U.S.-based management and salaried employees to provide competitive benefits.

The defined contribution and defined benefit retirement plans available to the NEOs are also available to many U.S.-based management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All NEOs participate in one or more of the U.S. retirement plans described below:

Plan Type	Title	Description
PENSION	**RETIREMENT INCOME PLAN (RIP)**	Defined benefit pension plan under which benefit amounts are calculated based on years of service and final average monthly earnings and offer annuity payments. On December 31, 2014, the Solar Turbines Incorporated Retirement Plan merged with and into RIP and is a supplement to RIP as of January 1, 2015. As a result, all references herein to "Solar RP" shall refer to benefits accrued under the Solar Turbines Incorporated Retirement Plan supplement to RIP. Solar RP and RIP were closed to new entrants effective January 1, 2011. Benefits were frozen for most participants at that time; however, a group of "Sunset" participants accrued benefits until the earlier of their separation from service or December 31, 2019. Sunset participants were hired prior to January 1, 2003 and were age 40 or more as of December 31, 2010. Mr. Umpleby earned benefits under RIP through December 31, 2019.
	SOLAR MANAGERIAL RETIREMENT OBJECTIVE PLAN (MRO)	Non-qualified defined benefit pension plan that works in tandem with the Solar RP supplement to RIP. MRO pays an additional benefit that would otherwise have been paid under Solar RP if cash incentive awards were taken into account under Solar RP. MRO also provides additional pension benefits if the Solar RP benefit is limited due to certain compensation and annual benefit limits imposed on RIP by the tax code. Mr. Umpleby earned benefits under MRO through December 31, 2019.
SAVINGS	**CATERPILLAR 401(k) SAVINGS PLAN (401(k) PLAN)**	All NEOs participate in the 401(k) Plan under which the Company matches 100 percent of the first six percent of eligible pay contributed by the participant, and the Company makes an annual non-elective contribution equal to three percent, four percent or five percent of eligible pay based on the employee's age and years of service with the Company.
	SUPPLEMENTAL DEFERRED COMPENSATION PLAN (SDCP)	All NEOs also participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Plan by the Internal Revenue Code and to elect deferrals from the AIP. Under the terms of SDCP, participants are eligible to earn matching contributions and annual non-elective contributions based on formulas applicable to them in the 401(k) Plan.
	SUPPLEMENTAL (SEIP) AND DEFERRED (DEIP) EMPLOYEES' INVESTMENT PLAN	All NEOs hired prior to March 25, 2007 were previously eligible to participate in SEIP and DEIP. These plans were closed in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005 remains in these plans.

LIMITED PERQUISITES

The Company provides NEOs a limited number of perquisites that the CHRC believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. These perquisites are intended to provide for the security and safety of our executives as well as to allow additional time to devote to Caterpillar business. Perquisites include executive physicals, financial planning, home and personal security and limited personal use of company aircraft and ground transportation. The costs associated with these perquisites are included in the "2020 All Other Compensation Table."

CLAWBACK PROVISION

Under the Company's compensation clawback provision, the Board may require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement.

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement.
- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

NO HEDGING OR PLEDGING

The Company's insider trading policy prohibits directors, officers and employees from engaging in hedging transactions, holding Company securities in a margin account or otherwise pledging Company securities.

TAX IMPLICATIONS: DEDUCTIBILITY OF NEO COMPENSATION

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1 million for any year is not deductible for United States income tax purposes. Historically, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable IRS regulations. With the enactment of the 2017 Tax Cuts and Jobs Act, the performance-based compensation exemption was eliminated under Section 162(m) of the Internal Revenue Code, except with respect to certain grandfathered arrangements. The CHRC believes that it must maintain flexibility in its approach to executive compensation in order to structure a program that it considers to be the most effective in attracting, motivating and retaining the Company's key executives, and therefore, the deductibility of compensation is one of several factors considered when making executive compensation decisions.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

The Compensation and Human Resources Committee (CHRC) has reviewed and discussed the Compensation Discussion & Analysis (CD&A) included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the CHRC with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation and Human Resources Committee [1]:

Miles D. White (Chairman)
Debra L. Reed-Klages
Rayford Wilkins, Jr.

(1) The report was approved by the CHRC prior to the changes in membership that were effective April 14, 2021.

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total Compensation	Total Without Change in Pension Value[6]
D. James Umpleby III Chairman & CEO	2020	$1,600,000	$ —	$5,899,969	$ 5,900,000	$ —	$ —	$ 276,582	$ 13,676,551	$13,676,551
	2019	$1,575,000	$ —	$5,450,022	$ 6,704,943	$ 2,336,000	$18,161,210	$ 291,954	$ 34,519,129	$16,357,919
	2018	$1,425,000	$ —	$6,499,973	$ 8,448,354	$ 4,742,000	$ 5,891,465	$ 282,721	$ 27,289,513	$21,398,048
Andrew R. J. Bonfield CFO	2020	$ 832,000	$ —	$1,800,053	$ 1,800,009	$ —	$ —	$ 152,520	$ 4,584,582	$ 4,584,582
	2019	$ 824,000	$ —	$1,799,934	$ 2,214,477	$ 730,000	$ —	$ 479,732	$ 6,048,143	$ 6,048,143
	2018	$ 266,667	$ 800,000	$4,450,025	$ 993,465	$ 585,000	$ —	$ 86,030	$ 7,181,187	$ 7,181,187
William P. Ainsworth Group President	2020	$ 740,100	$ —	$2,100,041	$ 2,099,993	$ —	$ —	$ 47,938	$ 4,988,072	$ 4,988,072
	2019	$ 754,250	$ —	$1,799,934	$ 2,214,477	$ 744,000	$ —	$ 30,499	$ 5,543,160	$ 5,543,160
Denise C. Johnson Group President	2020	$ 820,500	$ —	$1,849,945	$ 1,849,993	$ —	$ —	$ 222,421	$ 4,742,859	$ 4,742,859
	2019	$ 808,875	$ —	$1,799,934	$ 2,214,477	$ 840,000	$ —	$ 243,684	$ 5,906,970	$ 5,906,970
	2018	$ 763,002	$ —	$2,000,073	$ 2,599,472	$ 1,677,000	$ —	$ 157,034	$ 7,196,581	$ 7,196,581
Bob De Lange Group President	2020	$ 767,400	$ —	$1,849,945	$ 1,849,993	$ —	$ —	$ 213,557	$ 4,680,895	$ 4,680,895
	2019	$ 761,800	$ —	$1,600,018	$ 1,968,433	$ 820,000	$ —	$ 281,928	$ 5,432,179	$ 5,432,179
	2018	$ 725,001	$ —	$2,149,984	$ 2,794,444	$ 1,180,000	$ —	$ 453,190	$ 7,302,619	$ 7,302,619

(1) The amounts reported in this column represent PRSUs granted in 2020 under the Caterpillar Inc. 2014 Long-Term Incentive Plan (LTIP) and are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of grant reflected the probable level of achievement. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2020, included in the Company's Form 10-K filed with the SEC on February 17, 2021.

(2) The amounts reported in this column represent non-qualified stock options granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 3 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2020, included in the Company's Form 10-K filed with the SEC on February 17, 2021.

(3) As described on page 31, no annual incentive plan payments were made for 2020 due to the potential impact of the COVID-19 pandemic on Caterpillar's business.

(4) No NEO receives preferential or above market earnings on nonqualified deferred compensation. Amounts above reflect the actuarial present value of the NEO's change in accrued benefit under all defined benefit pension plans year over year using the pension plan measurement dates for financial statement reporting purposes. See Retirement and Other Benefits on page 37 for descriptions of the pension plans, and the 2020 Pension Benefits table and related footnotes on page 43 for the present value of each NEO's accumulated pension benefits and information regarding actuarial assumptions used.

(5) All Other Compensation detail for 2020 is shown in a separate table appearing on the next page.

(6) To demonstrate how year-over-year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, from the amounts reported in the Total Compensation column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the Total Compensation column.

2020 ALL OTHER COMPENSATION TABLE

Name	Company Contributions 401(k)	Company Contributions SDCP	Corporate Aircraft/ Transportation[1]	Personal Security[2]	Other[3]	Total All Other Compensation
D. James Umpleby III	$ 16,900	$ 219,060	$ 20,352	$ 6,770	$ 13,500	$ 276,582
Andrew R. J. Bonfield	$ 25,398	$ 121,780	$ 640	$ 407	$ 4,295	$ 152,520
William P. Ainsworth	$ 17,100	$ 30,838	$ —	$ —	$ —	$ 47,938
Denise C. Johnson	$ 29,257	$ 170,765	$ 1,918	$ 2,686	$ 17,795	$ 222,421
Bob De Lange	$ 31,556	$ 161,234	$ 480	$ 2,374	$ 17,913	$ 213,557

(1) Values in this column, except as below, include the value of personal aircraft usage based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Mr. Umpleby and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with personal flights are reimbursed by Mr. Umpleby to the Company in accordance with the agreement. The 2020 amount for Mr. Umpleby includes $17,645 for personal aircraft usage. Values in this column also include the value of personal use of executive ground transportation service based on Caterpillar's incremental cost per mile and trip hour, or as invoiced by a third party service provider. The 2020 amount listed includes personal transportation usage as follows: Mr. Umpleby $2,707, Mr. Bonfield $640, Ms. Johnson $1,918 and Mr. De Lange of $480.

(2) Amounts reported for personal security represent the cost provided by outside security providers for installation, monitoring and maintenance of home security and smart home services and for reputation and identity theft protection. The incremental cost associated with the security services is determined based upon the amounts paid to these outside service providers.

(3) Values in this column include the cost for executive physicals and financial planning services. The incremental cost associated with these services is determined based upon the amounts paid to the approved service providers. Mr. De Lange was previously an International Service Employee (ISE), and the amount reported also includes tax preparation fees of $1,618 incurred in 2020 related to his ISE service.

GRANTS OF PLAN-BASED AWARDS IN 2020

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1] Target (#)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options[2]	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
D. James Umpleby III	3/2/2020	46,238	—	—	$ —	$ 5,899,969
	3/2/2020	—	—	227,103	$ 127.60	$ 5,900,000
Andrew R. J. Bonfield	3/2/2020	14,107	—	—	$ —	$ 1,800,053
	3/2/2020	—	—	69,286	$ 127.60	$ 1,800,009
William P. Ainsworth	3/2/2020	16,458	—	—	$ —	$ 2,100,041
	3/2/2020	—	—	80,833	$ 127.60	$ 2,099,993
Denise C. Johnson	3/2/2020	14,498	—	—	$ —	$ 1,849,945
	3/2/2020	—	—	71,210	$ 127.60	$ 1,849,993
Bob De Lange	3/2/2020	14,498	—	—	$ —	$ 1,849,945
	3/2/2020	—	—	71,210	$ 127.60	$ 1,849,993

(1) The amounts reported in this column represent estimated potential awards under the LTIP. PRSUs were granted on March 2, 2020 under the LTIP for the 2020-2022 performance period. PRSUs vest at the end of the three-year performance period subject to the Company's achievement of an average ROE performance hurdle during that period. There is no threshold or maximum payout opportunity with respect to these PRSUs.

(2) Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date, March 2, 2020. All stock options granted to the NEOs will vest in one-third increments on March 2, 2021, March 2, 2022 and March 2, 2023.

(3) The amounts shown do not reflect realized compensation by the NEO. As reported in this column, the value of PRSUs granted in 2020 under the LTIP are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of the grant reflected the probable level of achievement.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR END

| | | Option Awards | | | | Stock Awards | | | |
| | | Number of Securities Underlying Unexercised SARs/Options | | | | Number of Shares or Units of Stock that have not Vested | Market Value of Shares or Units of Stock that have not Vested | Equity Incentive Plan Awards | |
Name	Grant Date	Exercisable	Unexercisable	SAR / Option Exercise Price	SAR / Option Expiration Date[1]			Number of Unearned Shares, Units or other Rights that have not Vested[2]	Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested[3]
D. James Umpleby III	3/5/2018	—	—	$ —	—	—	$ —	46,337[4]	$ 8,434,261
	3/5/2018	121,963	60,981	$ 151.12	3/5/2028	—	$ —	—	$ —
	3/4/2019	—	—	$ —	—	—	$ —	41,483[5]	$ 7,550,736
	3/4/2019	54,539	109,076	$ 138.35	3/4/2029	—	$ —	—	$ —
	3/2/2020	—	—	$ —	—	—	$ —	47,276[5]	$ 8,605,178
	3/2/2020	—	227,103	$ 127.60	3/2/2030	—	$ —	—	$ —
Andrew R. J. Bonfield	9/7/2018	—	—	$ —	—	—	$ —	5,659[4]	$ 1,030,051
	9/7/2018	15,385	7,692	$ 141.32	3/5/2028	—	$ —	—	$ —
	3/4/2019	—	—	$ —	—	—	$ —	13,700[5]	$ 2,493,674
	3/4/2019	18,013	36,025	$ 138.35	3/4/2029	—	$ —	—	$ —
	3/2/2020	—	—	$ —	—	—	$ —	14,424[5]	$ 2,625,456
	3/2/2020	—	69,286	$ 127.60	3/2/2030	—	$ —	—	$ —
William P. Ainsworth	3/5/2018	—	—	$ —	—	—	$ —	8,555[4]	$ 1,557,181
	3/5/2018	22,516	11,258	$ 151.12	3/5/2028	—	$ —	—	$ —
	3/4/2019	—	—	$ —	—	—	$ —	13,700[5]	$ 2,493,674
	3/4/2019	18,013	36,025	$ 138.35	3/4/2029	—	$ —	—	$ —
	3/2/2020	—	—	$ —	—	—	$ —	16,827[5]	$ 3,062,851
	3/2/2020	—	80,833	$ 127.60	3/2/2030	—	$ —	—	$ —
Denise C. Johnson	3/5/2018	—	—	$ —	—	—	$ —	14,258[4]	$ 2,595,241
	3/5/2018	—	18,763	$ 151.12	3/5/2028	—	$ —	—	$ —
	3/4/2019	—	—	$ —	—	—	$ —	13,700[5]	$ 2,493,674
	3/4/2019	—	36,025	$ 138.35	3/4/2029	—	$ —	—	$ —
	3/2/2020	—	—	$ —	—	—	$ —	14,823[5]	$ 2,698,082
	3/2/2020	—	71,210	$ 127.60	3/2/2030	—	$ —	—	$ —
Bob De Lange	3/2/2015	31,888	—	$ 83.00	3/2/2025	—	$ —	—	$ —
	3/7/2016	46,870	—	$ 74.77	3/7/2026	—	$ —	—	$ —
	3/6/2017	79,834	—	$ 95.66	3/6/2027	—	$ —	—	$ —
	3/5/2018	—	—	$ —	—	—	$ —	15,327[4]	$ 2,789,821
	3/5/2018	40,342	20,170	$ 151.12	3/5/2028	—	$ —	—	$ —
	3/4/2019	—	—	$ —	—	—	$ —	12,179[5]	$ 2,216,822
	3/4/2019	16,012	32,022	$ 138.35	3/4/2029	—	$ —	—	$ —
	3/2/2020	—	—	$ —	—	—	$ —	14,823[5]	$ 2,698,082
	3/2/2020	—	71,210	$ 127.60	3/2/2030	—	$ —	—	$ —

(1) Stock options granted in 2018, 2019 and 2020 are exercisable in one-third increments on each of the first through third year anniversaries of the date of grant for all NEOs except Mr. Bonfield. Mr. Bonfield's 2018 option grant vests in one-third increments on March 5, 2019, March 5, 2020 and March 5, 2021, the same date as the other NEOs. Stock options expire ten years from the grant date for an active employee, except Mr. Bonfield's 2018 options expire March 5, 2028, the same date as other NEOs.

(2) The amounts shown include the portion of any prior PRSU grants that were not vested as of December 31, 2020. The grants provide for DEUs to accrue on unvested PRSUs when a dividend is paid by the Company. The amount shown includes any applicable DEUs accrued as of December 31, 2020 (rounded to the nearest whole unit).

(3) Market value is based on the number of PRSUs, including, when applicable, DEUs that have not vested (rounded to the nearest whole unit) multiplied by $182.02, the closing price of Caterpillar's common stock on December 31, 2020.

(4) This amount represents the PRSUs that vested based on the achievement of an average ROE performance hurdle over the three-year performance cycle. The Company achieved the ROE performance hurdle and, accordingly, the PRSUs were released February 9, 2021.

(5) This amount represents the PRSUs that are scheduled to vest following the end of the performance period in 2021 and 2022, respectively, based on the Company's achievement of an average ROE performance hurdle over the three-year performance period. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the three-year performance period.

2020 OPTION EXERCISES AND STOCK VESTED

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise	Value Realized On Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
D. James Umpleby III	688,038	$ 53,889,253	37,895	$ 5,159,215
Andrew R. J. Bonfield	—	$ —	13,880	$ 2,057,571
William P. Ainsworth	115,649	$ 5,388,889	12,408	$ 1,686,342
Denise C. Johnson	90,036	$ 3,350,468	18,294	$ 2,490,637
Bob De Lange	9,789	$ 658,282	14,112	$ 1,921,278

(1) Upon exercise, option holders may surrender shares to satisfy income tax withholding requirements. The amounts shown are gross amounts.

(2) Upon vesting of RSUs or PRSUs, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts.

2020 PENSION BENEFITS

Name	Plan Name[1]	Number of Years of Credited Service[2]	Present Value of Accumulated Benefit[3,4]	Payments During Last Fiscal Year
D. James Umpleby III	RIP - Solar RP	25	$ 2,627,863	$ —
	Solar MRO	25	$ 42,080,458	$ —
Andrew R. J. Bonfield		—	$ —	$ —
William P. Ainsworth		—	$ —	$ —
Denise C. Johnson		—	$ —	$ —
Bob De Lange		—	$ —	$ —

(1) Upon his initial hire with Solar Turbines Inc, a wholly owned subsidiary of Caterpillar, on July 7, 1980, Mr. Umpleby became eligible to participate in the Solar Turbines Inc. Retirement Plan (Solar RP) and the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO). The Solar RP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. Mr. Bonfield, Mr. Ainsworth, Ms. Johnson and Mr. De Lange do not participate in a pension plan.

(2) Mr. Umpleby has more than 40 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least ten years of service. Early retirement benefits paid under Solar RP and Solar MRO have a three percent reduction per year under age 62. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25 minus 65 percent of the monthly Social Security benefit. Final average salary is the average base salary for the highest consecutive 36-month period during the 120-month period prior to retirement. The Solar MRO provides a benefit under the same benefit formula but includes base salary and annual cash incentive pay. Amounts payable under both Solar RP and Solar MRO are based upon a maximum of 25 years of service. The employee's annual retirement income benefit under the Solar RP is restricted by the Internal Revenue Code limitations and the excess benefits are paid from the Solar MRO. The Solar MRO is not funded.

(3) The present value of accumulated benefits payable is determined assuming commencement on Mr. Umpleby's earliest unreduced retirement date using a discount rate of 2.45% and the PRI-2012 White Collar separate annuitant and non-annuitant mortality table with a load factor of 91.0% and projected forward using Scale MP-2020 with a convergence at 2036 and the ultimate rate based on the Proxy Social Security Administration long-term rates described in the MP-2017 report. Mr. Umpleby satisfies the plans' unreduced early retirement criteria, attainment of age 62 with at least 10 years of service.

(4) The pension benefit is based on the average of the highest consecutive 36 months of pensionable earnings in the 120-month period prior to the determination date of December 31, 2019, the same date on which the Solar RP and Solar MRO were frozen for all employees, including Mr. Umpleby. Pensionable earnings include base salary and annual cash incentive pay. Although Mr. Umpleby no longer accrues additional benefits under these plans, the present value of the accumulated benefit as reported may increase or decrease each year based on the actuarial and interest rate assumptions used to calculate the benefits for financial reporting purposes.

2020 NONQUALIFIED DEFERRED COMPENSATION

The "2020 Nonqualified Deferred Compensation" table describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching and/or annual non-elective contributions by the

Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

Name	Plan Name[1]	Executive Contributions in 2020[2]	Registrant Contributions in 2020[2]	Aggregate Earnings in 2020[3]	Aggregate Balance At 12/31/2020[4]
D. James Umpleby III	SDCP	$ 219,060	$ 219,060	$ 1,377,590	$ 7,019,360
	SEIP	$ —	$ —	$ 7,036	$ 52,937
	DEIP	$ —	$ —	$ 750,629	$ 4,881,569
Andrew R. J. Bonfield	SDCP	$ 123,545	$ 121,780	$ 55,705	$ 388,808
William P. Ainsworth	SDCP	$ —	$ 30,838	$ 4,025	$ 34,863
Denise C. Johnson	SDCP	$ 284,130	$ 170,765	$ 1,015,030	$ 4,076,061
Bob De Lange	SDCP	$ 78,144	$ 161,234	$ 278,034	$ 1,031,055

(1) The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP).

(2) SDCP allows eligible U.S. employees, including all NEOs, to voluntarily defer a portion of their base salary and annual incentive pay into the plan and receive a Company matching contribution. Amounts deferred by executives in 2020 for base salary and annual incentive pay are included in the "2020 Summary Compensation Table." Matching and/or annual non-elective contributions in non-qualified deferred compensation plans made by Caterpillar in 2020 are also included in the "2020 All Other Compensation Table" under the Company Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

(3) Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of the Company's 401(k) plans.

(4) Amounts in this column include the following amounts that were previously reported in the "Summary Compensation Table" for the years 2018–2020 as follows: Mr. Umpleby $1,399,950, Mr. Bonfield $328,205, Mr. Ainsworth $30,838, Ms. Johnson $1,702,254, Mr. De Lange $614,641.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for customary provisions in employee compensation plans and as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2020 in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation
- Long-Service Separation (separation after age 55 with five or more years of Company service)
- Termination for Cause
- Termination without Cause or for Good Reason within one year following a change in control (termination following CIC)

EQUITY AWARDS

Voluntary Separation	■ Stock Options and SARs: Vested awards are exercisable until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited
	■ PRSUs and RSUs: Unvested awards are forfeited
Long-Service Separation	■ Stock Options and SARs granted prior to 2016: Remain exercisable until the earlier of the expiration date or 60 months from the separation date
	■ Stock Options granted in 2016: Remain exercisable for the remaining term of the award
	■ Stock Options granted in 2017 and after: Vest over the normal vesting schedule and become exercisable for the remaining term of the award
	■ RSUs granted in 2017 and after: Vest over their normal vesting schedule
	■ PRSUs granted in 2018: Remain outstanding and vest on a prorated basis if and to the extent performance goal is achieved; proration is based on the number of months employed during the performance cycle
	■ PRSUs granted in 2019 and after: Remain outstanding and vest if and to the extent performance goal is achieved
Termination for Cause	■ Stock Options and SARs: Vested but unexercised awards and unvested awards are forfeited
	■ PRSUs and RSUs: Unvested awards are forfeited
Termination following CIC	■ Stock Options: Vest and become immediately exercisable for remaining term of the award
	■ PRSUs and RSUs: Accelerated vesting of outstanding awards

ANNUAL INCENTIVE AWARDS

Voluntary Separation	■ Payment is forfeited
Long-Service Separation	■ Payment for a pro-rated service period based on actual results
Termination for Cause	■ Payment is forfeited
Termination following CIC	■ Payment for a pro-rated service period assuming achievement of target opportunity

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

TERMS AND POTENTIAL PAYMENTS – CHANGE IN CONTROL

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2020. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 31, 2020.

Name	Termination Scenario[1]	Equity Awards Stock Options/ SARs[2]		PRSUs/ RSUs[3]		Annual Incentive[4]		Total	
D. James Umpleby III	Voluntary Separation	$	19,006,607	$	24,590,175	$	—	$	43,596,782
	Termination for Cause	$	—	$	—	$	—	$	—
	Termination Following CIC	$	19,006,607	$	24,590,175	$	—	$	43,596,782
Andrew R. J. Bonfield	Voluntary Separation	$	—	$	—	$	—	$	—
	Termination for Cause	$	—	$	—	$	—	$	—
	Termination Following CIC	$	5,656,820	$	6,149,181	$	—	$	11,806,001
William P. Ainsworth	Voluntary Separation	$	6,320,016	$	7,113,706	$	—	$	13,433,722
	Termination for Cause	$	—	$	—	$	—	$	—
	Termination Following CIC	$	6,320,016	$	7,113,706	$	—	$	13,433,722
Denise C. Johnson	Voluntary Separation	$	—	$	—	$	—	$	—
	Termination for Cause	$	—	$	—	$	—	$	—
	Termination Following CIC	$	6,028,237	$	7,786,997	$	—	$	13,815,234
Bob De Lange	Voluntary Separation	$	—	$	—	$	—	$	—
	Termination for Cause	$	—	$	—	$	—	$	—
	Termination Following CIC	$	5,896,902	$	7,704,725	$	—	$	13,601,627

(1) If a NEO qualifies for Long-Service Separation and voluntarily separates from the company, Long-Service Separation rules will apply. In 2020, Mr. Umpleby and Mr. Ainsworth each qualified for Long-Service Separation and would therefore receive the amounts reported under "Voluntary Separation."

(2) For valuation purposes, as of December 31, 2020 the option exercise price was lower than the year-end closing price of $182.02 for all outstanding options. The 2018, 2019 and 2020 grants were not fully vested as of December 31, 2020.

(3) The valuation shown is based on the number of PRSUs and RSUs, including any applicable DEUs, that would vest multiplied by the closing price of Caterpillar common stock on December 31, 2020, which was $182.02 per share.

(4) As described on page 31, due to the potential impact of the COVID-19 pandemic on Caterpillar's business, no NEO received an annual incentive award for the 2020 calendar year.

COMPENSATION RISK

The CHRC regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the CHRC and the independent compensation consultant, and the CHRC concluded that the compensation plans reflected the appropriate compensation goals and philosophy and do not incentivize excessive or inappropriate risk taking. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

CEO PAY RATIO

The Company is providing the following disclosure about the relationship of the annual total compensation of its employees to the annual total compensation of Mr. Umpleby, the Chairman and CEO. To better understand this disclosure, it is important to emphasize that the Company's compensation programs are designed to reflect local market practices across our global operations. The Company strives to create a competitive global compensation program in terms of both the position and the geographic location in which Caterpillar employees are located. As a result, the Company's compensation programs vary among each local market to provide for a competitive compensation package.

- The median annual total compensation of all Caterpillar employees, other than Mr. Umpleby, was $49,847.
- Mr. Umpleby's annual total compensation, as reported in the Summary Compensation Table was $13,676,551.
- The ratio of Mr. Umpleby's annual total compensation compared to the median of the annual total compensation of all employees was 274 to 1.

As required by SEC rules, the company could no longer refer to the same employee that was identified in 2017. Therefore, a new median employee was identified by including all full- and part-time employees as of October 1, 2020, of which approximately 43 percent were in the U.S. and 57 percent were outside of the United States. The Company did not exclude any of its employees when determining the employee population from which to identify the median employee. For purposes of identifying the Company's median employee, the Company considered the base salary and annual cash incentive. Base salary and annual cash incentive were chosen because (i) they represent the principal forms of compensation delivered to all employees and (ii) this information is readily available in each country. In addition, compensation was measured using the 12-month period ending December 31, 2020.

The Company's median employee's total compensation for 2020 was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, as required pursuant to the SEC executive compensation disclosure rules.

SHAREHOLDER PROPOSALS

PROPOSAL 4 – SHAREHOLDER PROPOSAL – REPORT ON CLIMATE POLICY

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a shareholder proposal calling for additional disclosure of Caterpillar's climate activity.

Who submitted the proposal?

The proposal was submitted by As You Sow on behalf of The Thornhill Company, 1901 Harrison Street, Ste. 1580, Oakland, California 94612, which has represented that it is the owner of 25 shares of Caterpillar Inc. common stock. The proposal was also submitted by another co-filer. Pursuant to Rule 14a-8(I)(1) promulgated under the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the co-filers of this shareholder proposal promptly upon receipt of a written or oral request.

Board Voting Recommendation:

(X) **AGAINST** proposal

Caterpillar Inc. is not responsible for the content of this shareholder proposal or supporting statement.

PROPOSAL

PROPOSAL 4 — REPORT ON CLIMATE POLICY

Whereas: The increasing rate and number of climate-related disasters affecting society is causing alarms to be raised within the executive,[1] legislative,[2] and judicial[3] branches of government, making the corporate sector's contribution to climate mitigation a significant policy issue.

The Commodity Futures Trading Commission's Climate Related Risk Subcommittee recently issued a report[4] finding that climate change poses a significant risk to, and could impair the productive capacity of, the U.S. economy.

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest.

In response to material climate risk, the steering committee of the Climate Action 100+ initiative (CA100+), a coalition of more than 500 investors with $52 trillion in assets, issued a Net Zero Company Benchmark (Net Zero Benchmark) calling on carbon emitting companies, including our company, to work toward reducing greenhouse gas (GHG) emissions to

net zero, improving climate governance, and providing specific climate related financial disclosures.[5]

The Net Zero Benchmark includes ten indicators of company alignment with the Paris Agreement including a statement of ambition to achieve net zero greenhouse gas emissions ("Net Zero") by 2050 for the Company's Scope 1,2, and applicable scope 3 emissions in alignment with the Paris 1.5 degree goal.

Caterpillar's climate related targets were set through the current year of 2020 and only address the companies Scope 1 and 2 emissions. [6]This leaves significant emissions unaddressed and the company's long term decarbonization ambition unclear. In contrast, 15 peers in the construction materials sector have set, or committed to validate, their GHG targets through the Science-Based Targets initiative.

BlackRock notes that investment flows into "sustainable," climate aligned assets will drive long term outperformance relative to companies perceived as having weaker sustainability characteristics.

---

(1) https://www.cnn.com/2020/11/11/politics/climate-executive-actions-joe-biden/index.html

(2) https://www.govtrack.us/congress/bills/subjects/climate_change_and_greenhouse_gases/6040#sort=-introduced_date

(3) https://www.nature.com/articles/d41586-020-00175-5

(4) https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

(5) https://www.climateaction100.org/wp-content/uploads/2020/12/Net-Zero-Benchmark-Indicators-12.15.20.pdf

(6) https://reports.caterpillar.com/sr/2019_Caterpillar_Sustainability_Report.pdf

Resolved: Shareholders request that the Board of Directors issues a report, at reasonable expense and excluding confidential information, disclosing the Company's climate policies, performance, and improvement targets, if any, responsive to each of the indicators set forth in the Net Zero Benchmark, or any rationale for failure to adopt such metrics.

SUPPORTING STATEMENT

Proponents suggest, at Company discretion, the report provide:

- Any Net Zero by 2050 GHG emissions reduction targets covering all relevant emissions scopes;
- Any other medium of long term GHG reduction goals;
- Any climate performance elements incorporated into executive remuneration.

COMPANY RESPONSE

After careful consideration the Board recommends a vote AGAINST this proposal for the reasons provided below:

Caterpillar has a long-standing commitment to sustainability and we already disclose our improvement targets and performance progress toward achieving climate-related objectives in our annual Sustainability Report.

Caterpillar shares the concerns of governments and the public about the risks of climate change. We are a global company committed to living our Values in Action and serving our customers to build a better world. Sustainability is one of our five Values in Action, which are the foundation of who we are and what we do every day. We have demonstrated our commitment to set ambitious environmental, social and governance (ESG) goals, measure and report progress and help customers achieve their climate objectives. We announced our first set of goals in 2006, and in 2013, refined the long-term goals with new targets, including greenhouse gas emission reduction goals that concluded in 2020. We continue working on ESG objectives – including climate –and will publish new goals to enhance our performance and impact beyond 2020. We will continue to be transparent about our goals and progress, as reflected in our comprehensive Sustainability Report.

We are committed to reducing Caterpillar's greenhouse gas emissions and helping our customers meet their climate-related objectives. We have significantly reduced Caterpillar's emissions and have committed to new emissions reduction targets.

We have made significant progress reducing greenhouse gas emissions from our operations through 2019, including: (1) reducing greenhouse gas emissions intensity more than 50% from 2006; and (2) using alternative and renewable sources for more than 35% of electrical energy needs. We are investing in new products, technologies and services to help customers achieve their climate-related objectives. Our product portfolio currently includes battery powered switch locomotives, reciprocating engines that burn landfill and other biogases and gas turbines that operate on hydrogen. We have supplied gas turbines that allow customers in China to burn coke oven gas to produce electricity instead of releasing this gas into the atmosphere. We have also provided reciprocating engines and gas turbines that allow our oil and gas customers to reduce or eliminate flaring of natural gas. We are working to develop a variety of alternative power solutions to support a lower carbon future, including battery powered construction machines. We are committed to helping our customers achieve their climate goals and are steadfast in our commitment to achieving our own climate objectives, including new emissions reduction targets that will be disclosed in our upcoming Sustainability Report.

We believe the most effective way we can contribute to the broad societal goal of reducing carbon emissions is to remain focused on achieving our climate-related goals while also supporting customers' needs for lower-emissions technologies, improved efficiency and productivity. We continue to invest in new products, technologies and services to increase operational efficiency and reduce emissions.

At Caterpillar, we have a long-standing commitment to sustainability and addressing climate risk; already disclose climate policy, improvement targets and performance progress; are demonstrating the reduction of greenhouse gas emissions in our own operations and helping our customers meet their climate-related objectives; and will publish new emissions reduction targets; therefore, the actions requested by the proposal are not warranted.

PROPOSAL 5 – SHAREHOLDER PROPOSAL – REPORT ON DIVERSITY AND INCLUSION

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks the Board of Directors to publish an annual report assessing the Company's diversity and inclusion.

Who submitted the proposal?

The proposal was submitted by As You Sow on behalf of PCR Children's TR FBO Ellen (S), 2150 Kittredge St., Suite 450 Berkeley, CA 94704 which has represented that it is the owner of 36 shares of Caterpillar Inc. Common Stock. The proposal was also submitted by two other co-filers. Pursuant to Rule 14a-8(l)(1) promulgated under the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the co-filers of this shareholder proposal promptly upon receipt of a written or oral request.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 5 — REPORT ON DIVERSITY AND INCLUSION

Resolved: Shareholders request that Caterpillar Inc. ("Caterpillar") publish annually a report, at reasonable expense and excluding proprietary information, assessing the Company's diversity and inclusion efforts. At a minimum the report should include:

- the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,
- the Board's assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

SUPPORTING STATEMENT

Investors seek quantitative, comparable data to understand the effectiveness of the company's diversity, equity, and inclusion programs.

Whereas: Numerous studies have pointed to the corporate benefits of a diverse workforce. These include:

- Companies with the strongest racial and ethnic diversity are 35 percent more likely to have financial returns above the industry medians.
- Companies in the top quartile for gender diversity are 21 percent more likely to outperform on profitability and 27 percent more likely to have superior value creation.[1]
- A 2019 study of the S&P 500 by the *Wall Street Journal* found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[2]

Despite such benefits, significant barriers exist for diverse employees advancing within their careers. Women enter the workforce in almost equal numbers as men (48 percent). However, they only comprise 22 percent of the executive suite. Similarly, people of color comprise 33 percent of entry level positions, but only 13 percent of the c-suite.[3]

On its website, Caterpillar states: "At Caterpillar, we believe each person is unique and valued, and are committed to ensuring that our workplace is diverse and representative of the many customers we serve around the globe. Different perspectives help us achieve our best work and come together to form a high-performing Caterpillar team that makes positive changes in the communities where we live and work. That's the Power of Everyone.[4] Despite this statement, Caterpillar has not released meaningful information that allows investors to determine the effectiveness of its human capital management programs

---

(1) McKinsey & Company, "Delivering through Diversity", January 2018
    https://www.mckinsey.com/~/media/mckinsey/business%20functions/organization/our%20insights/delivering%20through%20diversity/delivering-through-diversity_full-report.ashx

(2) Holger, Dieter, "The business case for more diversity" Wall Street Journal, October 26, 2019 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

(3) McKinsey & Company, "Women in the Workplace 2018", https://womenintheworkplace.com/

(4) https://www.caterpillar.com/en/careers/why-caterpillar/diversity-inclusion.html

related to workplace diversity. Stakeholders may become concerned that Caterpillar's statements are corporate puffery, language described by the United States Federal Trade Commission as marketing exaggerations intended to "puff up" companies or products and not able to be relied upon by consumers and investors.

Investor desire for information on this issue is significant. As of October, 2020, $1.9 trillion in represented assets released an Investor Statement on the importance of increased corporate transparency on workplace equity data. It stated:

It is essential that investors have access to the most up-to-date and accurate information related to diverse workplace policies, practices, and outcomes.[5]

COMPANY RESPONSE

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons provided below:

Caterpillar is committed to diversity and inclusion and already provides shareholders with extensive information and transparency with its disclosures, including a recently published report, on diversity and inclusion.

Caterpillar remains steadfast in our commitment to diversity and inclusion. We believe each person is unique and valued and are committed to ensuring our workplace is diverse and representative of the many customers and communities we serve around the globe. When we leverage our diversity in an inclusive environment, we get the variety of perspectives that help us achieve our best work and improve our communities.

Additionally, in an effort to provide even greater transparency with respect to diversity and inclusion, we recently published a new diversity and inclusion report available on the Diversity & Inclusion page of our website, which provides extensive data and insights about the diverse composition of our organization, illustrating in detail our ongoing commitment to

diversity and inclusion. This report also contains a link to the Company's EEO-1 report. Caterpillar believes this additional data provides extensive, transparent and relevant disclosure.

The Board does not believe the adoption of this proposal would enhance the Company's existing commitment to diversity and inclusion. The diversity disclosure we currently provide, including our new diversity and inclusion report that will be published on an annual basis, is an accurate and transparent picture of our diversity and inclusion commitment. Preparation and publication of an additional report as requested by this proposal will devote resources away from our continued diversity and inclusion efforts without providing any meaningful additional information. We continue to believe diversity and inclusion is integral to our success and we will continue to provide extensive and transparent reporting that illustrates our steadfast commitment to diversity and inclusion.

(5) https://www.asyousow.org/our-work/gender-workplace-equity-disclsure-statement

PROPOSAL 6 – SHAREHOLDER PROPOSAL – TRANSITION TO A PUBLIC BENEFIT CORPORATION

PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that asks the Board of Directors to amend the Company's Certificate of Incorporate and become a public benefit corporation.

Who submitted the proposal?

The proposal was submitted by Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, who has represented that she is the owner of 50 shares of Caterpillar Inc. Common Stock.

Board Voting Recommendation:

⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 6 —TRANSITION TO A PUBLIC BENEFIT CORPORATION

RESOLVED: Shareholders request that our Board of Directors take steps necessary to amend our certificate of incorporation and, if necessary, bylaws (including presenting such amendments to the shareholders for approval) to become a public benefit corporation (a "PBC") in light of its adoption of the Business Roundtable Statement on the Purpose of a Corporation (the "Statement").[1]

SUPPORTING STATEMENT

The Statement proclaims "we share a fundamental commitment to all of our stakeholders....We commit to deliver value to all of them, for the future success of our companies, our communities and our country."

However, the Company is a conventional Delaware corporation, so that directors' fiduciary duties emphasize the company and its shareholders, but not stakeholders (except to the extent they create value for shareholders over time). Accordingly, when the interests of shareholders and stakeholders such as workers or customers clash, the Company's legal duty excludes all but shareholders.

As one Delaware law firm reported to another signatory considering conversion, directors may consider stakeholder interests only if "*any decisions made with respect to such stakeholders are in the best interests of the corporation and its stockholders.*"[2] In contrast, directors of a PBC must "balance" the interests of shareholders, stakeholders and a specified benefit[3], giving legal status to the Statement's empty promise.

A recent study determined that listed companies create annual social and environmental costs of $2.2 trillion. [4]These costs have many sources, including pollution, climate change and employee stress. [5]A company required to balance stakeholder interests could prioritize lowering these costs, even if doing so sacrificed higher return.

This distinction matters to our shareholders, the vast majority of whom are diversified. Indeed, as of the 2020 proxy statement, the top three holders of our shares were mutual fund companies Vanguard, State Street, and BlackRock, which are generally indexed or otherwise broadly diversified.

Such shareholders and beneficial owners suffer when corporations follow the "shareholder primacy" model and impose costs on the economy lower GDP, which reduces overall equity value[6]. While the Company may profit by ignoring costs it externalizes, diversified shareholders will ultimately pay these costs. As a PBC, the Company could prioritize reducing these costs.

(1) https://s3.amazonaws.com/brt.org/BRT-StatementonthePurposeofaCorporationOctober2020.pdf

(2) https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/harringtonwellsfargo021220-14a8.pdf

(3) 8 Del C, §365.

(4) https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf

(5) Id.

(6) See Universal Ownership: *Why Environmental Externalities Matter to Institutional Investors,* Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf cf. https://www.advisorperspectives.com/dshort/updates/2020/11/05/market-cap-to-dgdp-an-updated-look-at-the-buffett-valuation-indicator (total market capitalization to GDP "is probably the best single measure of where valuations stand at any given moment") (quoting Warren Buffet).

Shareholders are entitled to vote on a change that would serve their interests and ensure the commitment made to stakeholders is authentic and lasting.

Please vote for: Transitions to a Public Benefit Corporation - Proposal 6



COMPANY RESPONSE

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons provided below:

Our current corporate form and obligation to maximize shareholder value drives the best outcomes for all stakeholders.

Caterpillar believes that focusing on the needs of all of its stakeholders is essential to achieving our strategy and driving long term profitable growth, which is in the best interests of shareholders. Caterpillar is proud to have endorsed the Statement on Purpose of Corporation issued by the Business Roundtable in August 2019 (the "Statement"). The Statement's expressed commitment to benefit all stakeholders of a company, including, shareholders, employees, customers, communities and suppliers is wholly consistent with our Values in Action, our current governance structure and our obligations under Delaware General Corporation Law to maximize shareholder value. Our ability to drive long term profitable growth, thereby maximizing shareholder value, is dependent on how well we serve our clients, manage our employees and support our broader stakeholders, including the communities in which we live and work. Because our current corporate structure and its accompanying legal obligations already achieves best outcomes for all stakeholders, this proposal is unnecessary.

Changing our corporate form would result in significant uncertainty and costs and is not in the long term best interests of our shareholders.

There is little precedent for this transition of corporate form. To date, there have only been a handful of conversions by existing publicly traded U.S. companies and only several U.S. corporations have undergone an initial public offering as a public benefit corporation. As such, there is minimal precedent regarding the governance implications of such a transition. Delaware case law does not provide guidance as to the obligations of Boards of Directors of public benefit corporations with respect to balancing the interests of many different stakeholders. Therefore, significant uncertainty exists regarding decision-making processes by the Board of Directors and management of a public benefit corporation in the event that the interests of shareholders and other stakeholders diverge. Under our current form, the Board of Directors is required to act in the best interests of shareholders if the interests of shareholders and any other group of stakeholders diverge. Due to this uncertainty, the short-term or long-term impact of such a transition, including the impact on our stock price, or the costs associated with such a transition cannot be predicted.

As such, the Board believes a transition to a public benefit corporation is not in the best interests of shareholders.

PROPOSAL 7 – SHAREHOLDER PROPOSAL – SHAREHOLDER ACTION BY WRITTEN CONSENT

PROPOSAL SNAPSHOT

What am I voting on?
Shareholders are being asked to vote on a proposal that will allow shareholders to take action without a meeting if a specified number of shareholders consent to the action in writing.

Who submitted the proposal?
The proposal was submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he is the owner of 50 shares of Caterpillar Inc. Common Stock.

Board Voting Recommendation:
⊗ **AGAINST** proposal

Caterpillar is not responsible for the content of this shareholder proposal or the supporting statement.

PROPOSAL

PROPOSAL 7 —SHAREHOLDER ACTION BY WRITTEN CONSENT

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

SUPPORTING STATEMENT

This proposal topic won 88%-support at an AT&T annual meeting. And this was before the shareholder right to call a special in-person shareholder meeting was eliminated by the 2020 pandemic.

This proposal topic won our 44%-support at the 2020 Caterpillar annual meeting - up from 35% support previously at Cat.

The 2020 management text next to this proposal topic has been completely blown out of the water by the onslaught of tightly controlled online shareholder meetings. CAT management touted "important deliberative process of a shareholder meeting" in place of written consent and said, "All shareholders should have an opportunity to debate actions."

With the near universal use of online annual shareholder meetings, which can last only 10-minutes, shareholders no longer have any opportunity to "debate." Special shareholder meetings can now be online meetings which has an inferior format to even a Zoom meeting.

Shareholders are severely restricted in making their views known at online shareholder meetings because all constructive questions and comments can be screened out.

For instance the Goodyear shareholder meeting was spoiled by a trigger-happy management mute button for shareholders. And AT&T would not allow shareholders to speak.

Please see:

Goodyear's virtual meeting creates issues with shareholder https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please see:

AT&T investors denied a dial-in as annual meeting goes online https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as- annual-meeting-goes-online/1007928/

It also takes the formal backing of 36% of the shares that normally vote at our annual meeting to call for a special shareholder meeting.

The Bank of New York Mellon Corporation (BK) said it adopted written consent in 2019 after 45%-support for a written consent shareholder proposal. This compares to the 44% CAT shareholder votes in 2020. And this BK action was a year before the pandemic put an end to in-person shareholder meeting - perhaps forever.

Now more than ever shareholders need to have the option to take action outside of the shareholder meeting and send a wake-up call to management, if need be, since tightly controlled online shareholder meetings are a shareholder engagement and management transparency wasteland.

Please vote yes:

Shareholder Right to Act by Written Consent - Proposal 7



COMPANY RESPONSE

After careful consideration, the Board recommends a vote AGAINST this proposal for the reasons provided below:

Action by written consent is unnecessary because our shareholders already have the right to act outside of the annual meeting cycle.

The Board values the opinions of its shareholders and believes that all shareholders should have the opportunity to deliberate and vote on pending shareholder actions. Therefore, shareholders should generally act only in the context of an annual or special meeting. To that end, the Company allows shareholders of 25 percent or more, in the aggregate, of Caterpillar's shares to call a special shareholder meeting. This practice allows important matters to be brought before all shareholders for consideration, while providing the Board with an adequate opportunity to examine any proposed action and provide a carefully considered recommendation to shareholders. In addition, the Company has afforded shareholders numerous ways to contact members of the Board and share thoughts, opinions and concerns about the Company.

Action by written consent could circumvent the process of a shareholder meeting.

Unlike an action by written consent, the Board believes that a special meeting protects shareholder interests because it facilitates the participation of all shareholders by ensuring that all shareholders receive notice, adequate time to review proposals and a forum for asking questions and expressing their views. By contrast, shareholder action by written consent can be used to circumvent the important deliberative process of a shareholder meeting. Written consent rights could deprive many shareholders of the opportunity to deliberate in an open and transparent manner and also may impede the receipt of accurate and complete information on important pending actions. In addition, permitting shareholder action by written consent can create substantial confusion and disruption for shareholders, as multiple shareholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory.

OTHER IMPORTANT INFORMATION

MATTERS RAISED AT THE ANNUAL MEETING NOT INCLUDED IN THIS STATEMENT

We do not know of any matters to be acted upon at the 2021 Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2022 ANNUAL MEETING

A proposal for action or the nomination of a director to be presented by any shareholder at the 2022 annual meeting of shareholders must be delivered in the manner and accompanied by the information required in our bylaws.

- **Rule 14a-8 proposals:** If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be received at the office of the Corporate Secretary on or before January 1, 2022.

- **Proposals or nominations not to be included in our proxy:** If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal must be received at the office of the Corporate Secretary no

earlier than February 10, 2022, and no later than April 11, 2022.

- **Proxy access nominations:** If the proposal is for the nomination of directors to be included in our proxy statement pursuant to proxy access under Article II, Section 4 of Caterpillar's bylaws, the proposal must be received at the office of the Corporate Secretary no earlier than December 2, 2021, and no later than January 1, 2022.

Our bylaws are available on our website at *www.caterpillar.com/governance*. Shareholder proposals, director nominations and requests for copies of our bylaws should be delivered to *Caterpillar Inc. c/o Corporate Secretary, 510 Lake Cook Road, Suite 100, Deerfield, IL 60015*.

PERSONS OWNING MORE THAN FIVE PERCENT OF CATERPILLAR COMMON STOCK

The following table lists those persons or groups (based on a review of Schedule 13Gs filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2020:

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of class
	Sole	Shared	Sole	Shared		
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	30,656,371	0	35,608,592	0	35,608,592	6.6
State Street Corporation and various direct and indirect subsidiaries State Street Financial Center One Lincoln Street Boston, MA 02111	0	20,281,023	0	41,439,272	41,449,959	7.63
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	0	872,614	43,810,153	2,390,379	46,200,532	8.50

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS*

Security ownership (as of January 1, 2021) of Caterpillar's Executive Officers, Board of Directors and Nominees to the Board of Directors is included in the following table:

	Common Stock[1]	Shares Underlying Stock Options/ SARs/RSUs Exercisable within 60 Days	Additional Stock Options/SARs/RSUs Exercisable upon Retirement[2]	Total
William P. Ainsworth	64,001	40,529	0	104,530
Kelly A. Ayotte	2,605 [4]	0	0	2,605
Andrew R. J. Bonfield	15,632	33,398	0	49,030
David L. Calhoun	46,075 [5]	0	0	46,075
Bob De Lange	27,623	214,946	0	242,569
Daniel M. Dickinson	8,378	0	0	8,378
Juan Gallardo	275,008	0	0	275,008
Denise C. Johnson	11,396	0	0	11,396
Gerald Johnson	0	0	0	0
David W. MacLennan	0	0	0	0
William A. Osborn	52,308	0	0	52,308
Debra L. Reed-Klages	7,655 [5]	0	0	7,655
Edward B. Rust, Jr.	33,253	0	0	33,253
Susan C. Schwab	19,527 [5]	0	0	19,527
D. James Umpleby III	264,971	176,502	0	441,473
Miles D. White	7,277	0	0	7,277
Rayford Wilkins, Jr.	3,194	0	0	3,194
All current directors and executive officers as a group[3] (19 persons)	474,630	515,318	0	989,948

*   Each person listed in the table has beneficial ownership of less than 1 percent.

(1)   Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

(2)   Stock Options, SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

(3)   None of the shares held by the group has been pledged. The group total excludes ownership of Mr. Ainsworth, retired December 31, 2020; and of Mr. Gallardo and Mr. Osborn, retired April 14, 2021.

(4)   Includes 571 shares that the holder has the right to acquire within 60 days under the Directors' Deferred Compensation Plan.

(5)   Includes 1,142 shares that the holder has the right to acquire within 60 days under the Directors' Deferred Compensation Plan.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE, and to furnish Caterpillar with copies of such forms. Based on our review of the forms we have received, or written representations from reporting persons, we believe that, during the current fiscal year and in prior fiscal years, each of our executive officers and directors complied with all such filing requirements, with the exception of one late Form 4 filing by Bob De Lange and Denise C. Johnson, both of which disclosed one transaction and were filed late due to administrative error.

ACCESS TO FORM 10-K

Upon written request, without charge to each record or beneficial holder of Caterpillar common stock as of April 12, 2021 we will provide a copy of our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC. Written requests should be directed to Caterpillar Inc. Corporate Secretary at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015.

NON-GAAP FINANCIAL MEASURES

We provide the following definitions for the non-GAAP financial measures used in this report. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

We believe it is important to separately quantify the profit impact of three significant items in order for our results to be meaningful to our readers. These items consist of (i) pension and OPEB mark-to-market losses resulting from plan remeasurements, (ii) restructuring costs, which were incurred to generate longer-term benefits, and (iii) U.S. tax reform impact in 2019. We do not consider these items indicative of earnings from ongoing business activities and believe the non-GAAP measures will provide investors with useful perspective on underlying business results and trends and aid with assessing our period-over-period results. In addition, we provide a calculation of ME&T free cash flow as we believe it is an important measure for investors to determine the cash generation available for financing activities including debt repayments, dividends and share repurchases.

Reconciliations of adjusted results to the most directly comparable GAAP measures are as follows:

(Dollars in millions except per share data)	Operating Profit		Operating Profit Margin	Profit Before Taxes		Provision (Benefit) for Income Taxes		Effective Tax Rate	Profit		Profit per Share	
Three Months Ended December 31, 2020 - US GAAP	$	1,380	12.3 %	$	941	$	167	17.7 %	$	780	$	1.42
Pension/OPEB mark-to-market (gains) losses		—	— %		438		92	21.0 %		346	$	0.63
Restructuring costs		58	0.5 %		58		18	31.0 %		40	$	0.07
Three Months Ended December 31, 2020 - Adjusted	$	1,438	12.8 %	$	1,437	$	277	19.3 %	$	1,166	$	2.12
Three Months Ended December 31, 2019 - US GAAP	$	1,850	14.1 %	$	1,365	$	276	20.2 %	$	1,098	$	1.97
Pension/OPEB mark-to-market (gains) losses		—	— %		468		105	22.4 %		363	$	0.65
Restructuring costs		54	0.4 %		54		10	19.0 %		44	$	0.08
Three Months Ended December 31, 2019 - Adjusted	$	1,904	14.5 %	$	1,887	$	391	20.7 %	$	1,505	$	2.71
Twelve Months Ended December 31, 2020 - US GAAP	$	4,553	10.9 %	$	3,995	$	1,006	25.2 %	$	2,998	$	5.46
Pension/OPEB mark-to-market (gains) losses		—	— %		383		82	21.4 %		301	$	0.55
Restructuring costs		354	0.8 %		354		53	15.0 %		301	$	0.55
Twelve Months Ended December 31, 2020 - Adjusted	$	4,907	11.8 %	$	4,732	$	1,141	24.1 %	$	3,600	$	6.56
Twelve Months Ended December 31, 2019 - US GAAP	$	8,290	15.4 %	$	7,812	$	1,746	22.4 %	$	6,093	$	10.74
Pension/OPEB mark-to-market (gains) losses		—	— %		468		105	22.4 %		363	$	0.64
Restructuring costs		236	0.4 %		236		45	19.0 %		191	$	0.34
U.S. tax reform impact		—	— %		—		178	— %		(178)	$	(0.31)
Twelve Months Ended December 31, 2019 - Adjusted	$	8,526	15.8 %	$	8,516	$	2,074	24.4 %	$	6,469	$	11.40

Reconciliations of ME&T free cash flow to the most directly comparable GAAP measure, net cash provided by operating activities are as follows:

	Twelve Months Ended December 31,			
Millions of dollars	**2020**		**2019**	
ME&T net cash provided by operating activities[1]	$	4,054	$	4,871
ME&T discretionary pension contributions	$	—	$	1,500
ME&T capital expenditures	$	(994)	$	(1,074)
ME&T free cash flow	$	3,060	$	5,297

(1) See reconciliation of ME&T net cash provided by operating activities to consolidated net cash provided by operating activities in our 2020 10-K filing, which is available on our website at www.caterpillar.com/investors.

FREQUENTLY ASKED QUESTIONS REGARDING MEETING ATTENDANCE AND VOTING

Q: WHY AM I RECEIVING THESE PROXY MATERIALS?

A: You have received these proxy materials because you were a Caterpillar shareholder of record as of April 12, 2021, and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the 2021 Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: The 2021 Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a Caterpillar shareholder as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. There is no physical location for this meeting.

You can attend the Annual Meeting online, vote and submit your questions during the meeting by visiting *www.meetingcenter.io/226744779*. The password for the meeting is CAT2021. Please follow the registration instructions outlined below.

The online meeting will begin promptly at 8:00 a.m., Central Time. We encourage you to access the meeting prior to the start time to provide ample time for check-in.

Q: HOW CAN I REGISTER FOR THE ANNUAL MEETING?

A: **Registered Holders**: If you are a registered shareholder (i.e., you hold your shares through the Company's transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. To attend the meeting, please follow the instructions on the Proxy Card or Notice that you received with this Proxy Statement. To access the meeting, you will need the 15-digit control number printed on your card or notice.

Street Holders: If your shares are held in "street name" (i.e., you hold your shares through an intermediary, such as a bank or broker), you must register via either of the following two options:

Registration in Advance of the Annual Meeting: To register in advance, you must submit a Legal Proxy that reflects your proof of proxy power. The Legal Proxy must reflect your Caterpillar Inc. holdings along with your name. Please forward a copy of the Legal Proxy, along with your email address to Computershare. Requests for registration should be directed to Computershare either by email to *legalproxy@computershare.com* (forwarding the email from your broker, or attach an image of your

legal proxy) or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.*

Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on June 4, 2021. You will receive a confirmation of your registration by email (or by mail, if no email address is provided) after Computershare receives your registration materials.

Registration at the Annual Meeting. For the 2021 proxy season, an industry solution has been agreed upon to allow street holders to register at the Annual Meeting provided that their broker or nominee is part of this industry solution. We expect the vast majority of street holders to be able to fully participate using the control number received from their broker or nominee with their voting instruction form. To confirm that your broker or nominee is part of this industry solution, please contact them. If they are not part of this industry solution, you will not be able to use the control number received from your broker or nominee and will need to follow the more detailed registration process described immediately above.

For more information on the available options and registration instructions, visit *www.meetingcenter.io/226744779*. The password is CAT2021.

Proponent of a Shareholder Proposal: For each shareholder proposal included in this proxy statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. **The notification should be received no later than 5:00 p.m, Eastern Time, on June 4, 2021,** and include the name, address and email address of the authorized individual. The Company will provide the authorized individual with instructions to join the virtual meeting and present the proposal. Please submit notification by email to *catshareservices@cat.com or* by mail to *Caterpillar Inc. c/o Corporate Secretary, 510 Lake Cook Road, Suite 100, Deerfield, IL 60015.*

Q: WHAT IS THE DIFFERENCE BETWEEN A REGISTERED SHAREHOLDER AND A STREET NAME HOLDER?

A: A registered shareholder is a shareholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Inc. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered shareholder. For shares held in street name, the registered shareholder is the bank, broker or other intermediary. Caterpillar only has access to ownership records for registered shareholders.

Q: **WHEN WAS THE RECORD DATE AND WHO IS ENTITLED TO VOTE?**

A: The Board of Directors set April 12, 2021, as the record date for the 2021 Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 12, 2021 there were 547,787,152 shares of Caterpillar common stock outstanding.

A list of all registered shareholders as of the record date will be available for examination by shareholders during normal business hours at *510 Lake Cook Road, Suite 100, Deerfield, IL 60015* at least ten days prior to the Annual Meeting and will also be available for examination during the Annual Meeting at *www.meetingcenter.io/226744779.*

Q: HOW DO I VOTE?

A: You may vote by any of the following methods:

 **At the Annual Meeting –** If shares are registered in your name, to vote you will need your 15-digit Control Number provided with the Notice of the Meeting or on your Proxy Card. If you are a street name holder, please refer to "How Can I Register for the Annual Meeting?" on page 62 for information on how to register to attend the Annual Meeting in order to vote your shares.

 **By Mail –** Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device –** Scan this QR code and follow the voting links.

 **By Phone –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet –** Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone, mobile device or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: HOW DO I VOTE MY 401(K) OR SAVINGS PLAN SHARES?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account by completing the voting instruction card or email notice you receive. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: WHAT ARE "BROKER NON-VOTES" AND WHY IS IT IMPORTANT THAT I SUBMIT MY VOTING INSTRUCTIONS FOR SHARES I HOLD IN STREET NAME?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: HOW CAN I AUTHORIZE SOMEONE ELSE TO ATTEND THE ANNUAL MEETING OR VOTE FOR ME?

A: **Registered Holders**: Registered shareholders can authorize someone other than the individual(s) named on the Proxy Card or Notice to attend the virtual meeting or vote on their behalf by crossing out the individual(s) named on the Proxy Card or Notice and inserting the name, address and email address of the individual being authorized. Request registration of an authorized representative by forwarding an image of your updated Proxy Card or Notice to Computershare either by email to *legalproxy@computershare.com* or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001*.

Street Holders: Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the virtual meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

Contact information for the authorized individual, including name, address and email address is required for registration of the authorized representative. Requests for registration of an authorized representative along with the contact information specified above and an image of your legal proxy should be directed to Computershare either by email to *legalproxy@computershare.com* or by mail to *Computershare, Caterpillar Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001*.

Requests for registration of an authorized representative must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on June 4, 2021.

Q: HOW CAN I ASK QUESTIONS PERTINENT TO MEETING MATTERS?

A: Shareholders may submit questions either before the Annual Meeting (from May 27 to June 3, 2021) or during the Annual Meeting. If you wish to submit a question either before or during the meeting, please log into *www.meetingcenter.io/226744779*, enter the meeting password and your 15-digit control number (or the control number provided by your broker or nominee if you are a "street holder"), then follow the instructions to submit a question. Questions pertinent to meeting matters will be answered during the meeting, subject to time limitations.

Q: HOW CAN I CHANGE OR REVOKE MY PROXY?

A: **Registered Holders**: You may change or revoke your proxy by submitting a written notice of revocation to *Caterpillar Inc. c/o Corporate Secretary at 510 Lake Cook Road, Suite 100, Deerfield, IL 60015* before the Annual Meeting or by attending the Annual Meeting and voting. For all methods of voting, the last vote cast will supersede all previous votes.

Street Holders: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING?

A: A quorum of shareholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and shares represented by broker non-votes that are present and entitled to vote at the Annual Meeting are counted as present for establishing a quorum.

Q: WHAT VOTE IS NECESSARY FOR ACTION TO BE TAKEN ON PROPOSALS?

A: In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board of Directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the shareholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined, and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: WHAT IS HOUSEHOLDING?

A: The Company and its intermediaries may engage in "householding", which refers to the process pursuant to which delivery requirements for proxy statements and notices may be satisfied with respect to two or more shareholders sharing the same address through the delivery of a single proxy statement or a single Internet Notice addressed to those shareholders, unless contrary instructions have been received. If your proxy materials are being householded and you would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can also request prompt delivery of a copy of the proxy materials by contacting the *Corporate Secretary at (224) 551-4000 or 510 Lake Cook Road, Suite 100, Deerfield, Illinois 60015.*

Q: **WHO PAYS FOR THE SOLICITATION OF PROXIES?**

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board of Directors. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Georgeson LLC to assist in the solicitation. We will pay Georgeson LLC a fee of $15,000 for these services and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Proxies may also be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers or employees for soliciting proxies.

Q: **WHERE CAN I FIND VOTING RESULTS OF THE ANNUAL MEETING?**

A: We will announce preliminary voting results at the Annual Meeting and publish the final results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.



ENTERPRISE AWARDS AND RECOGNITION

THIRD PARTIES REGULARLY RECOGNIZE OUR EFFORTS.
WE ARE PLEASED TO HIGHLIGHT SOME OF OUR 2020 AWARDS.

WORLD'S MOST ADMIRED COMPANIES
FORTUNE MAGAZINE

#62 ON THE FORTUNE 500
FORTUNE MAGAZINE

DOW JONES SUSTAINABILITY INDEX
WORLD AND NORTH AMERICA

WORLD'S MOST SUSTAINABLY MANAGED COMPANIES
THE WALL STREET JOURNAL

BEST-MANAGED COMPANIES OF 2020
THE WALL STREET JOURNAL

BEST EMPLOYERS FOR DIVERSITY 2020
FORBES

UNITED WAY WORLDWIDE'S GLOBAL CORPORATE LEADERSHIP PROGRAM

CORPORATE EQUALITY INDEX
HUMAN RIGHTS CAMPAIGN FOUNDATION

FOR A FULL LIST OF OUR 2020 AWARDS AND RECOGNITIONS,
PLEASE VISIT: WWW.CATERPILLAR.COM/AWARDS

CATERPILLAR®

www.caterpillar.com


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